                                                                    EXHIBIT 99.1
2002
ANNUAL
REPORT

TELESYSTEM
INTERNATIONAL
WIRELESS
INC.

TIW is a leading cellular operator in Central and Eastern Europe with over 3.9 million managed subscribers. TIW is the market leader in Romania through MobiFon S.A. and is active in the Czech Republic through Cesky Mobil a.s. The Company's shares are listed on the Toronto Stock Exchange ("TIW") and Nasdaq ("TIWI").



MESSAGE TO SHAREHOLDERS                                                        1

OPERATING AND FINANCIAL
REVIEW AND PROSPECTS                                                           5

CONSOLIDATED FINANCIAL STATEMENTS                                             28

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS                                                          31

FIVE-YEAR REVIEW                                                              62

OTHER INFORMATION                                                             64


MESSAGE TO SHAREHOLDERS

FROM AN OPERATING POINT OF VIEW, 2002 WAS AN EXCELLENT YEAR, AND WE ACHIEVED STRONG RESULTS IN OUR CORE CENTRAL AND EASTERN EUROPEAN OPERATIONS. MOBIFON IN ROMANIA RECORDED ITS BEST FINANCIAL PERFORMANCE EVER, WHILE CESKY MOBIL IN THE CZECH REPUBLIC WAS EBITDA POSITIVE IN EACH QUARTER AND FOR THE YEAR AS A WHOLE, AFTER LESS THAN THREE YEARS OF COMMERCIAL OPERATIONS.

     On a consolidated basis, TIW added one million new subscribers during 2002 to reach a total of 3.9 million at year-end, an increase of 34% over the 2.9 million subscribers recorded at the end of 2001. Service revenues increased 32% to $653 million while operating income from continuing operations rose to $87.6 million compared to an operating loss of $0.4 million in 2001, an improvement of $88 million. Operating income before depreciation and amortization (EBITDA) improved significantly and doubled to $242 million.

     2002 was, however, another challenging year for the global telecommunications sector and investor sentiment toward the sector remained extremely negative. On the corporate front, we significantly improved TIW's financial position by completing a comprehensive consensual restructuring and recapitalization of the Company. We made good progress but experienced delays in divesting of our Brazilian assets.

Graphic 1 - Growth in Revenue(1)(4)
Graphic 2 - Growth in EBITDA(1)(2)(3)(4)
Graphic 3 - Growth in Subscribers(4)

1. All references to "dollars" and "$" are to U.S. dollars, unless otherwise expressly slated.
2. EBITDA refers to operating income (loss) before depreciation and amortization as defined in the operating and financial review and prospects section.
3. In 2000, TIW recorded proportional EBITDA of $9.0 million and consolidated EBITDA of $5.3 million.
4. 2001 proportionate figures are pro forma for the increase in our ownership of ClearWave to 85.6% and the reduction in debt and convertible debt through the completion of our recapitalization in March 2002.

TRANSFORMING TIW

Early in 2002, we were well on our way to concluding the radical transformation of TIW into a de-leveraged pure play Central and Eastern European mobile operator.

     In March we completed one of the most complex de-leveraging operations in the global telecommunications sector. By taking appropriate action at the appropriate time, we were able to slash our corporate and convertible debt from $1 billion to $275 million, a reduction of more than $700 million; improve our liquidity position; and increase our asset base by almost doubling our economic ownership in ClearWave N.V., our Central and Eastern European subsidiary and our most valuable asset, from 45.5% to 85.6%.

     We then adopted a plan to divest of our remaining Brazilian assets, expecting to further reduce our corporate indebtedness comprised at the time of $200 million in Senior Guaranteed Notes and $75 million due under our corporate credit facility.

     The telecommunications environment continued however, to deteriorate, with the telecom index reaching the level of 1996. Wireless companies in Brazil were particularly hard hit, trading at all time lows and losing more than $3 billion or 51% in public market capitalization during the year. This sharp depreciation includes the effect of a severe 35% devaluation of the Brazilian currency against the U.S. dollar. As a result, we were unable to complete a sale of our Brazilian assets within our projected time frame of one year.

     The strong financial performance of MobiFon on the other hand allowed us to reduce the amount outstanding under our senior corporate credit facility and extend its maturity to June 2003. Cash distributions from MobiFon of $53 million to its shareholders during the year resulted in proceeds of $34 million to TIW, allowing the Company to repay $30 million of its corporate credit facility, reducing the amount outstanding by almost half.

     TIW expects to secure the necessary financing to repay its corporate credit facility by closing the sale of a 5.7% minority interest in MobiFon to an affiliate of Emerging Markets Partnership ("EMP") in March 2003. The proceeds of $42.5 million will allow us to repay our corporate credit facility before its maturity, leaving $220.5 million in principal amount of 14% Senior Guaranteed Notes as practically our sole corporate debt.

MOBIFON: PAYING DIVIDENDS

MobiFon, the cellular market leader in Romania, continued to demonstrate operational excellence and recorded its strongest financial performance to date. Through flawless execution, MobiFon has become one of the most profitable mobile operators in Europe.

     Service revenues increased 18% to $426 million, EBITDA increased 24% to $231.5 million and operating income rose 33% to $144.6 million. More impressive still, as a result of effective cost management and subscriber acquisition costs of only three months of subscriber revenue, the EBITDA margin on service revenues for the year improved to a record 54% compared to 52% in 2001.

     MobiFon ended the year with an estimated 53% share of the cellular market, adding 631,600 net subscribers during the year for a total of 2,635,200, a 31% increase over 2001. In a market increasingly driven by pre-paid subscribers, a successful retention strategy combined with attractive tariff plans resulted in MobiFon reducing its post-paid churn to 1.4% per month from 2.0% per month the previous year.

     MobiFon's outstanding financial performance and ability to generate free cash flow allowed the company to reward its shareholders through a special $27.5 million dividend payment and a share repurchase program of up to $38.8 million. MobiFon distributed a total of $53 million to its shareholders in 2002, of which ClearWave received approximately $42 million.

     MobiFon was also successful in refinancing its existing senior credit facilities by closing a six-year $300 million senior loan facility led and arranged by the European Bank for Reconstruction and Development. The new facility represents the largest private sector loan in Romania since reforms began in the early 1990s.

     The move from project financing to a corporate loan is a testament to the strong operational and financial performance of MobiFon in recent years and provides the company with greater financial flexibility with regard to the use of its free cash flows including cash distributions to its shareholders. MobiFon expects to continue making significant distributions to its shareholders in 2003.

Graphic 4 -- Growth in Subscribers -- MobiFon

CESKY MOBIL: BEST IN ITS CLASS

In the Czech Republic, Cesky Mobil confirmed its position as one of Europe's most successful new mobile operators. During the year, Cesky Mobil attained two remarkable operational and financial milestones for a company only in its third year of operations in addition to being recognized as one of the most admired companies in the country.

     In April 2002, only two years after commercial launch, Cesky Mobil surpassed the one-million subscriber mark, exceeding the company's customer growth targets and driving rapid improvements in the company's financial performance. The company turned EBITDA positive in the first quarter of the year and in each subsequent quarter, recording EBITDA of $20 million for the year.

     Cesky Mobil added more than 320,000 subscribers to end the year with 1,180,000 subscribers, an increase of 37% over 2001. A successful second half of the year's focus on post-paid subscriber growth and retention led to a 71% year-over-year increase in post-paid subscribers. As a result, post-paid subscribers additions represented 55% of total net additions for the year. At the end of 2002, 36% of Cesky Mobil's subscribers were post-paid subscribers, up from 29% at the end of 2001. The company continued to gain market share and estimates it held a 14% share of the national cellular market at year-end 2002 compared to a 12% market share the previous year.

     Service revenues increased 81% to reach $227 million compared to $126 million for 2001. Economies of scale and low subscriber acquisition costs resulting from minimal handset subsidies and distribution costs allowed Cesky Mobil to record positive EBITDA of $20 million compared to negative EBITDA of $42 million for 2001.

     In less than three years of operations Cesky Mobil's brand, Oskar, has become one of the better-known consumer brands in the country. Independent opinion surveys rank Cesky Mobil as the most progressive, most customer oriented and most dynamic company in the Czech Republic.

     Oskar's innovative marketing strategies and creative advertising campaigns have also gained recognition in Europe and North America. Oskar was nominated for Best Mobile Operator for a second consecutive year as well as Best Mobile Operator EMEA (Europe, Middle East & Africa) at the prestigious World Communications Awards, recognizing excellence in the global communications industry.

Graphic 5 -- Growth in Subscribers -- Cesky Mobil

MOVING FORWARD

At the operating level, the growth opportunities in Central and Eastern Europe remain attractive and our focus will again be on achieving profitable growth.

     The Romanian economy had one of the best showings in the region in 2002, its credit ratings are continuing to improve and forecasts for 2003 remain favorable. With a relatively low cellular penetration rate of approximately 22% and a fixed line penetration rate slightly below 20%, prospects for growth remain considerable. With one of the leading brands in the country and the highest top of mind awareness among mobile operators by a wide margin, MobiFon is well positioned to strengthen its market leadership through innovative pricing plans and the introduction of leading data and information services and to take advantage of the newly liberalized telecommunications market.

     In the Czech Republic where the mobile penetration rate exceeds 80%, Cesky Mobil will focus on selective market segments in a continuation of its successful initiatives launched in 2002. Cesky Mobil will also continue to expand its data and value added service offerings which now represent a significant portion of its service revenues. Cesky Mobil intends to launch a number of new data services including GPRS roaming, wireless email and multimedia messaging services ("MMS").

     At the corporate level, proceeds from the sale of a 5.7% minority interest in MobiFon and additional expected cash distributions from MobiFon will allow TIW to retire its $47 million corporate credit facility before its maturity of June 2003. Therefore, our main priorities at the TIW level for 2003 are to realize the value of our interests in Brazil and to refinance our remaining corporate debt.

ACKNOWLEDGEMENTS

We would like to show our appreciation to our employees for their dedication, commitment and perseverance. They are consummate professionals who have demonstrated their ability to adapt and rise to the challenges of this difficult global telecommunications environment. We would also like once again to recognize the contribution of our Board of Directors and thank them for their support and counsel during the past year.

     TIW's core operations have excellent fundamentals and we have confidence in the value of the assets underpinning our strategic positioning as a pure-play Central and Eastern European mobile operator.



Bruno Ducharme                                   Charles Sirois
President and Chief Executive Officer            Chairman of the Board

OUR OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Our Operating and Financial Review and Prospects is intended to assist in the understanding and assessment of the trends and significant changes in the results of operations and financial condition of Telesystem International Wireless Inc. Historical results may not indicate future performance. Our forward-looking statements are subject to a variety of factors that could cause actual results to differ materially from those contemplated by these statements. This review should be read in conjunction with our consolidated financial statements and accompanying notes.

OVERVIEW

We develop, acquire and operate wireless telecommunications networks. As at December 31, 2002, our continuing operations had 3,927,000 subscribers, which, based on our percentage ownership in our operations, represent 1,655,100 equity subscribers. Our continuing operations consist of cellular operations in Romania, the Czech Republic and India.

     Our operations' licenses entitle us to serve geographical areas that include approximately 89.2 million persons which, based on our percentage equity ownership in our operations, represent approximately 21.2 million persons as at December 31, 2002. As a part of our development strategy, we selectively consider strategic opportunities in the wireless telecommunications industry on an ongoing basis, especially in Central and Eastern Europe where we are already present, and at any time may be engaged in various stages of discussion regarding potential development projects, mergers, acquisitions or divestitures in these markets.

     On June 22, 2001, our shareholders adopted a special resolution approving a consolidation of our Subordinate Voting and Multiple Voting Shares on the basis of one post-consolidated share for five pre-consolidated shares. On February 5, 2002, all of the Multiple Voting Shares were converted 1:1 into Subordinate Voting Shares. On May 17, 2002, our Articles of Incorporation were amended to re-designate the Subordinate Voting Shares as Common Shares and to eliminate the Multiple Voting Shares from our authorized share capital. All of our share data included in the consolidated financial statements and in this operating and financial review and prospects document have also been adjusted to reflect the consolidation and re-designation of Subordinate Voting Shares as Common Shares as if they had always existed.

     On July 27, 2001, we discontinued our specialized mobile radio and enhanced specialized mobile radio operations in Western Europe which were operated through Dolphin and its subsidiaries. Dolphin and certain of its subsidiaries took legal steps to reach a compromise with their creditors. On March 31, 2001, we disposed of our interest in Americel and Telet, two of our Brazilian cellular operations and on March 5, 2002, we adopted a formal plan to dispose of our remaining Brazilian cellular operations by way of sale of our equity interest in Telpart within the next twelve months. However, in light of the deterioration of the market conditions that existed at the date of the adoption of the formal plan to dispose, the horizon for disposal has been extended by an additional twelve months. The proceeds from the sale will mainly be used to reimburse corporate debt. The financial position and results of operations of Dolphin and of the Brazilian cellular operations have been reported in our consolidated financial statements as discontinued operations. The results of discontinued operations and the impact of the discontinuation on our consolidated financial statements are described in the period over period discussion of this operating and financial review and prospects.

OPERATIONS

Our cellular operations in Romania and the Czech Republic are held through ClearWave, which was a wholly-owned subsidiary until February 14, 2001. At such date, we issued 43.8 million Units each comprised of a ClearWave share and an option to exchange five Units for one of our shares for no additional consideration, by tendering five Units back to us at any time on or prior to June 30, 2002. We refer to this option as the exchange option. Subsequent to such transaction, we issued an additional 2.1 million Units. As a result of these transactions, our equity interest and voting rights in ClearWave then decreased to 45.5% and 80.7%, respectively. In February 2002, we purchased back
33.7 million Units outstanding pursuant to an exchange offer. As a result, our equity interest and voting rights in ClearWave are now 85.6% and 94.9%, respectively. (See "Sources of financing.")

Romania - Cellular

Cellular services in Romania are provided by MobiFon, which holds a license for national GSM-based cellular services. Our initial investment in Romania was made in November 1996 and commercial operations were launched in April 1997. ClearWave's equity interest in MobiFon increased from 54.7% to 58.9% in June 2000 and then to 63.5% in February 2001, following the sale by certain minority shareholders of their MobiFon shares to ClearWave. On October 30, 2002, the shareholders of MobiFon approved distributions of up to $38.8 million by means of a share repurchase. Shareholders can tender their shares between October 30, 2002 and June 30, 2003 in order to realize their pro-rata share of this distribution amount of which ClearWave's share is $24.6 million. In the event not all MobiFon shareholders exercise their options to sell their entire pro-rata portion, any of the MobiFon shareholders shall have the right to buy-back the shares sold to MobiFon at the same purchase price by December 31, 2003. A first distribution of $16.6 million was paid on October 30, 2002, of which $15.8 million was paid to ClearWave. A further distribution of $8.8 million was paid to ClearWave on December 19, 2002. The effect of these distributions was to decrease ClearWave's equity interest in MobiFon from 63.5% to 62.4% and to decrease our ultimate equity interest in MobiFon from 54.4% to 53.4%. MobiFon's shareholders are not required to participate pro-rata in the share repurchase and ClearWave has also retained its right to buy-back the shares sold to MobiFon. Accordingly, our ultimate ownership of MobiFon may vary between 53.4% and 54.4%, throughout the tender period, depending on the timing and the extent of each shareholder's participation in the repurchase.

     On December 18, 2002 we reached an agreement for the sale of 11.1 million shares of MobiFon, currently owned by ClearWave, representing 5.7% of the then issued and outstanding share capital of MobiFon for a total cash consideration of $42.5 million. The transaction, expected to close in the first quarter of 2003, is subject to the fulfillment of certain conditions. As a result of the above transactions, our ultimate ownership in MobiFon may be reduced from the pre share repurchase level of 54.4% down to between 48.4% and 49.4% depending on the outcome of the share repurchase.

Czech Republic - Cellular

Cesky Mobil holds a license to provide GSM-based cellular services in the Czech Republic and launched commercial services in March 2000. ClearWave's indirect ownership in Cesky Mobil increased from 22.3% to 23.3% following the January 20, 2003 registration of capital contributions in 2001 and 2002.

     ClearWave's equity interest in Cesky Mobil is held through TIW Czech, in which ClearWave owns 50.8% voting rights and a 24.2% equity interest.

     As part of the creation of Cesky Mobil, a minority shareholder was given a put option and, as a result, TIW Czech may be required to purchase the Cesky Mobil shares owned by this minority shareholder for an amount equal to the amount paid, in Czech Koruna, for such shares by the minority shareholder plus interest of 7.0% per annum. This put option is exercisable during a period of two years beginning in October 2001. As at December 31, 2002, this minority shareholder has contributed $13 million to the equity of Cesky Mobil. ClearWave's share of this commitment, if exercised, is $4.6 million as at December 31, 2002 and would result in ClearWave's ultimate ownership of Cesky Mobil increasing from 23.3% to 24.2%.

Corporate and Other

We have a 30% equity interest in TIW Asia, which has a 42.2% indirect interest in Hexacom. Hexacom holds a license to provide GSM-based cellular services in the state of Rajasthan, India.

     On December 24, 2001, we disposed of our 49% interest in Enlaces, a paging operation in Mexico and relinquished our joint control of the investment. On September 27, 2001, we disposed of our interest in W-Aura, a wireless internet operation based in Brazil.

     In June 2000, following our successful bid for a third-generation mobile services license in the U.K., TIW UMTS, the bidding entity, was sold for a nominal amount. Concurrently with this transaction, we were granted an option to maintain a right of ownership of up to 9.9%. In July 2000, we waived 3.5% of our right for net proceeds of $75.4 million. On November 8, 2000 we took the decision not to exercise the remaining option.

     In April 2000, Hunan Huajia, our 14.7% indirectly owned Chinese investee sold all of its assets to China Unicom and Hunan Huajia was liquidated. We also sold our 100% interest in CallMax, which held a national paging license in the Netherlands.

ACCOUNTING TREATMENT AND SIGNIFICANT ACCOUNTING POLICIES

Unless otherwise indicated, all financial data and discussion herein is based upon financial statements prepared in accordance with Canadian GAAP. For a discussion of the principal differences between Canadian GAAP and U.S. GAAP, see
Note 17 to our consolidated financial statements.

INVESTMENTS

In accordance with Canadian GAAP, we consolidate revenues and expenses of each subsidiary that we have the ability to control. In this regard, we consolidate the results of MobiFon and Cesky Mobil. Investments, which are jointly controlled, are reported using the proportionate consolidation method. Under this method, our proportionate share of the assets, liabilities, income and expenses of the joint ventures are consolidated in our financial statements. In this regard, we proportionately consolidate the results of TIW Asia. Americel and Telet were proportionately consolidated up to March 30, 2001, the date of their sale and Enlaces up to December 24, 2001, the date we relinquished joint control. Investments over which the Company has significant influence are accounted for using the equity method. In July 2000, other partners and ourselves initiated common legal proceedings in order to invalidate certain changes to the ownership structure of Telpart, the consortium which holds our A-Band operations, effected by one of the partners which, we believe, contravened the general telecommunications law and breached certain agreements. Although we occupy one of three seats on Telpart's Board of Directors, we ceased in July 2002 to have board representation at Telpart's subsidiaries as a result of legal proceedings which we are vigorously contesting. We maintain that we have the legal right to joint control over these investments and are still pursuing legal proceedings to enforce this right but for which final judgments have not yet been issued. In light of these changes, we have ceased to proportionately account for these discontinued operations and account for our 48.9% investment in Telpart using the equity method. Telpart fully consolidates the results of Telemig Celular Partcipacoes S.A. and Tele Norte Celular Participacoes S.A., in each of which it has voting rights of 52.1% and 51.9%, respectively and equity of interests of 19.9% and 19.3%, respectively.

REVENUE RECOGNITION

Revenues from airtime and roaming, including those billed in advance, are recognized when services are provided or when contracts expire in cases where services have not been used. Revenues from handsets and related equipment are recognized upon shipment except for those included in a bundled package with airtime, which are deferred and amortized over the term of the contract. When handsets, related equipment and access to network are bundled with airtime, the revenue for the airtime is measured at the price of the airtime on a stand-alone basis. When prepaid cards are sold to dealers, the revenue from the airtime is measured at the face value of the time sold but such revenue is initially deferred until the airtime is actually used by the customer or the card expires. Commissions to dealers are classified within selling, general and administrative expenses.

USE OF ESTIMATES

The preparation of our consolidated financial statements in accordance with generally accepted accounting principles in Canada requires us to use estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses during the reporting period. Such estimate includes our assessment of the net realizable value of our investment held for sale. Actual results could differ from these estimates.

     Our business is capital intensive and property plant and equipment and licenses had a carrying value as at December 31, 2002 of $1.1 billion. These long-lived assets are assessed for recoverability based on our business plans which include key assumptions and estimates regarding, among other items, interest rates, growth of the economies in which we operate, the renewal of our licenses, local tax rates, competition, foreign currency and cellular penetration rates. Changes in these key assumptions could have significant implications on our business plans.

DISCONTINUED OPERATIONS

The results of our enhanced specialized mobile radio and specialized mobile radio operations which we refer to as ESMR/SMR and the results of our Brazilian operations have been reported as discontinued operations and are included in net loss but reported separately for current and prior periods. The consolidated balance sheet separately presents the current and long-term assets and liabilities related to the discontinued operations for prior periods. For 2002, discontinued operations consist solely of our equity accounted for investment in Telpart which is reported at the lower of its carrying value and net realizable value as an investment held for sale. The value of our discontinued Brazilian assets presented as investment held for sale remains subject to periodic reassessment to the date of disposal. For the year ended December 31, 2002, the loss from discontinued operations consists of the realization of foreign exchange translation losses related to Telpart's operations and additional provisions for exist costs and impairments in value. For the year ended December 31, 2001 these results include both Americel's and Telet's loss from operations to March 31, 2001 and the realized gain on their disposal as well as the loss from operations of our A-Band operations which included accrued estimated losses to the disposal date and partial realization of the cumulative translation adjustment account which we estimated would not be recovered from the sale. Also included in 2001 is the loss from ESMR/SMR operations to July 27, 2001, the date Dolphin voluntarily petitioned for administration, and a loss we realized as a result of the deconsolidation of Dolphin due to the loss of control to the court appointed administrators.

U.S. GAAP ACCOUNTING TREATMENT

U.S. GAAP requires consolidation of subsidiaries controlled by us and the equity method of accounting for joint ventures and investees in which we have significant influence but not a controlling interest. Net loss and shareholders' equity under the above presentations are the same.

     In accordance with U.S. GAAP, the Brazil discontinued operations continued to be reported as continuing operations until the financial statements encompassing the date the decision to dispose of the operations were issued. The decision to dispose of the remaining Brazilian cellular operations occurred on March 5, 2002 and accordingly, these operations were presented as discontinued operations in the subsequent reporting periods starting in the three months ended March 31, 2002 whereas under Canadian GAAP, these operations were presented as discontinued operations for the year ended December 31, 2001. Consequently, the estimated exit costs and the loss resulting from the partial realization of the cumulative translation adjustment, which were recognized for Canadian GAAP in the year ended of December 31, 2001, were recognized in the current period under U.S. GAAP.

     In February 2001, as mentioned previously, we issued 43.8 million Units pursuant to an offer for sale under a rights issue to holders of our Common Shares. We also issued 2.1 million Units as a partial payment on acquisition of MobiFon's shares held by a non-controlling interest. On February 4, 2002, pursuant to a court order, a provision of the Units indenture which provided that holders of the Units would have been deemed to have exercised their exchange option if less than $100 million of the Units, based on the issuance price, were not exercised at June 30, 2002 was removed from the indenture. Until February 4, 2002, the Units were accounted for as equity under Canadian GAAP and we consolidated 100% of ClearWave as there was uncertainty at the date of issuance as to whether the holders would elect the exchange option or be deemed to elect the exchange option. Under U.S. GAAP, the Units are considered to be a hybrid instrument which has embedded equity and debt components. Such instruments are treated as liabilities under U.S. GAAP. Subsequent to February 4, 2002 and until their expiry on June 30, 2002 as a result of the deletion of the above-described deemed exercise provision, the Units were treated as a compound instrument under Canadian GAAP which resulted in a treatment similar to U.S. GAAP. Consequently, the remaining Units were presented within current liabilities for accounting purposes from February 4, 2002 until their expiry on June 30, 2002 at which date they were accounted for as non-controlling interest and a gain on disposal of the ClearWave shares contained in the expired Units of $44.0 million was recognized, being the difference between the carrying value of the Units and the related ClearWave shares.

     Between January 1, 2002 and March 13, 2002, we completed, among other transactions, an issuer bid to acquire the Cdn$150 million 7% Equity Subordinate Debentures ("ESD") and converted 100% of the $300 million in principal amount of 7.75% Convertible Debentures and the accrued and unpaid interest thereon. These financial instruments were classified as debt for U.S. GAAP whereas they were considered substantially as equity instruments for Canadian GAAP. Consequently, the difference in the fair value of the consideration given for them and their carrying value is being recognized as a gain on debt restructuring for U.S. GAAP purposes whereas the difference in their carrying value and the consideration given in exchange for them was recorded as additional paid-in capital for Canadian GAAP purposes. [See "Sources of Financing."]

     On September 19, 2001, we completed an exchange of $379.5 million principal amount at maturity of our 13 1/4% Senior Discount Notes due 2007 and $167.0 million principal amount at maturity of our 10 1/2% Senior Discount Notes due 2007 for $50.0 million of cash and $194.8 million of 14% Senior Guaranteed Notes due December 30, 2003 which we refer to as 14% Notes and which resulted in the realization of a gain on forgiveness of debt of $238.9 million. Under Canadian GAAP, the gain on the debt exchange was determined as the difference between the accreted value of the original debt net of unamortized deferred issuance costs less the face value of the 14% Notes and the cash payment of $50.0 million. Under U.S. GAAP, all future cash payments including interest and contingent additional payments relative to the 14% Notes, as specified by their terms, are netted against the realized gain on forgiveness of debt. Thereafter, all cash payments under the 14% Notes will be accounted for as reductions of the carrying amount of the 14% Notes and no interest expense will be recognized on the 14% Notes for any period between the restructuring and maturity of the 14% Notes.

CHANGE IN ACCOUNTING POLICIES

Effective January 1, 2002, we adopted the standard in Section 3062, Goodwill and Other Intangible Assets, of the Canadian Institute of Chartered Accountants Handbook, to be applied prospectively. Under the new standard, goodwill is no longer amortized but tested for impairment on an annual basis and the excess of the carrying amount over the fair value of goodwill is charged to earnings.

The following table reconciles the reported net loss and adjusted net loss excluding amortization of goodwill:

For the years ended December 31, (In thousands of dollars)                         2002         2001         2000
                                                                                ---------    ---------    ---------
Reported net loss                                                               (127,174)    (253,714)    (355,356)
Amortization of goodwill from continuing operations                                 --          2,607          811
Amortization of goodwill from discontinued operations                               --          7,969        9,900
Adjusted net loss                                                               (127,174)    (243,138)    (344,645)
Adjusted loss per share
     Basic                                                                         (0.29)      (15.61)      (23.72)
     Diluted                                                                       (0.29)       (6.02)      (23.72)


     Effective January 1, 2002, we adopted CICA 3870 Stock-Based Compensation and Other Stock-Based Payments. As permitted by CICA 3870 we have applied this change prospectively for new awards granted on or after January 1, 2002. We have chosen to recognize no compensation when stock options are granted to employees and directors under stock options with no cash settlement features. The fair value of stock options is determined using the Black Scholes Option Pricing Model. In periods prior to January 1, 2002, we recognized no compensation when stock or stock options were issued to employees. Pro-forma information regarding net income is required and has been determined as if we had accounted for the employee stock options under the fair value method. The fair value of these options was estimated at the date of grant using a Black Scholes Option Pricing Model with the following assumptions for 2002: weighted-average risk-free interest rates of 5.0%; dividend yields of 0%; weighted-average volatility factors of the expected market price of the Company's Common shares of 40.0%; and a weighted-average expected life of the options of 5 years. For purposes of pro-forma disclosures, the estimated fair value of the options is amortized to expense over the options vesting periods. Our pro-forma net loss under Canadian GAAP would be increased by $4.3 million for the year ended December 31, 2002 considering all options issued since the beginning of the plans and would have increased basic and diluted loss per share by $0.01.

     In 2001, we retroactively adopted the new accounting recommendations with respect to accounting for foreign exchange gains or losses on monetary items and non-monetary items carried at market that have a fixed or ascertainable life extending beyond the end of the following year. Previously, these gains and losses were deferred and amortized on a straight-line basis over the term of the related items. As is required under U.S. GAAP, the new recommendations require that these gains and losses be included in the determination of net income as they arise. This change in accounting policy has been applied retroactively and has had the following impact on the financial statements: for 2001, total assets decreased by $17.9 million, non-current liabilities related to discontinued operations decreased by $8.4 million and deficit increased by $9.5 million, loss from discontinued operations increased by $4.6 million, and net loss per share increased by $0.26. For 2000, total assets decreased by $9.0 million, non-current liabilities related to discontinued operations decreased by $23.9 million and deficit decreased by $14.9 million, loss from discontinued operations decreased by $2.9 million, and net loss per share decreased by $0.19.

BASIS OF PRESENTATION

The consolidated financial statements have been prepared on a going concern basis, which assumes we will continue in operation for the foreseeable future and will be able to realize our assets and discharge our liabilities and commitments in the ordinary course of business. These financial statements do not include any adjustments to the amounts and classification of assets and liabilities that may be necessary should we not be successful in our efforts to refinance debt, raise new financing and sell assets. (See "Liquidity and Capital Resources.")

RECENT ACCOUNTING DEVELOPMENTS

The Canadian Institute of Chartered Accountants recently issued Section 3063, Impairment of long-lived Assets. This Section established standards for the recognition, measurement and disclosure of the impairment of long-lived assets held for use. The new standard replaces requirements on the write-down of assets previously contained in Section 3061, Property, Plant and Equipment and is effective for 2004. We are currently assessing the new requirements and the impact that adoption will have on our consolidated financial statements.

COMPOSITION OF OPERATING REVENUES AND EXPENSES

Cellular operations are the primary source of our revenues. Operating revenues include service revenues, as well as equipment revenues. Cellular service revenues primarily consist of variable airtime charges, in-bound interconnection charges and recurring fixed access charges. Equipment revenues consist of revenues from the sale of handsets. Equipment sales are not fundamental to our business. In fact, we generally offer handsets below cost, as an incentive for our customers to subscribe to our services, and these subsidies are accounted for as cost of revenues at the time of sale.

     Our operations are capital intensive and our operating costs are composed of significant fixed costs with relatively low variable costs that are a function of the subscriber base level. Accordingly, subscriber growth is critical to the improvement of operating margins and results of operations.

     Operating expenses include cost of revenues, selling, general and administrative expenses and depreciation and amortization expenses. Cost of revenues consists of fixed costs such as leased line charges, recurring spectrum fees, site rental and network maintenance, including overhead, as well as variable costs such as cost of equipment sold, and interconnection charges. Selling, general and administrative expenses consist primarily of salaries, wages and related benefits for selling, general and administrative personnel, advertising, promotional expenses, distribution costs, bad debt, corporate business development and other overhead expenses. Depreciation and amortization expenses consist primarily of depreciation recorded for our wireless telecommunication networks, as well as amortization of definite life intangibles such as wireless telecommunication license costs.

RESULTS OF OPERATIONS

The following discussions compare the results of operations for the years ended December 31, 2002, December 31, 2001 and December 31, 2000.

Consolidated Results of Operations

For the years ended December 31, (In thousands of dollars)            2002         2001         2000
                                                                    --------     --------     --------
Operating revenues                                                   694,454      526,225      354,052
Total operating expenses                                             606,868      526,666      439,074
Operating income (loss)                                               87,586         (441)     (85,022)
Interest expense                                                    (106,202)    (121,257)     (95,689)
Interest income                                                        2,228        6,417       16,894
Foreign exchange gain (loss)                                           2,635        3,577       (5,043)
Gain (loss) on investments                                              (528)     (10,741)      85,669
Gain (loss) on forgiveness (extinguishment) of debt                  (10,100)     238,940           --
Gain on Recapitalization, Units exchange and expiry                   91,655           --           --
Income taxes                                                          32,502           --           --
Non-controlling interest                                              27,187       45,894       63,519
Income (loss) from continuing operations                              61,959      162,389      (19,672)
Loss from discontinued operations                                   (189,133)    (416,103)    (335,684)
Net loss                                                            (127,174)    (253,714)    (355,356)

     All subscriber numbers in the operating and financial review have been adjusted to reflect the discontinuation of Dolphin on July 27, 2001 and our Brazilian joint venture operations on March 5, 2002.

YEAR ENDED DECEMBER 31, 2002 COMPARED TO THE YEAR ENDED DECEMBER 31, 2001

Revenues increased to $694.5 million in 2002 from $526.2 million in 2001. MobiFon's continued growth contributed $74.4 million and Cesky Mobil, which was launched in early 2000, contributed $103.7 million of the increase. During 2001, Enlaces contributed $9.9 million in revenues.

     Total operating expenses increased to $606.9 million in 2002 from $526.7 million in 2001. Included in total operating expenses are cost of revenues, which increased to $269.0 million from $221.5 million due to the $25.5 million and $11.6 million increase in cost of services in the Czech Republic and Romania, respectively, incurred in support of their revenue increase. Selling, general and administrative expenses remained stable at $183.4 million in 2002 compared to $183.1 million as a result of cost control initiatives at both corporate and the operating subsidiaries.

     Depreciation and amortization increased to $154.4 million in 2002 from $122.0 million in 2001, an increase of $32.4 million. A higher tangible asset base in Romania and in the Czech Republic contributed $9.1 million and $24.8 million to such increase, respectively.

     Interest expense decreased by $15.1 million to $106.2 million in 2002 mainly reflecting the decrease in interest costs at the corporate level due to debt reduction partially offset by increased costs at Cesky Mobil as a result of their drawings on their syndicated credit facility. The foreign exchange gain was $2.6 million in 2002, compared to $3.6 million in 2001. The 2002 gain is represented by gains in Cesky Mobil of $4.0 million which primarily related to the appreciation of the Czech Koruna over the Euro, partially offset by a $1.9 million loss realized by MobiFon.

     The 2002 results include a loss on investment of $0.5 million whereas the 2001 results include a loss of $9.3 million from the sale of W-Aura, a $5.9 million loss on our investment in Mexico, partly offset by a $4.4 million gain realized from the sale of our assets in China.

     The loss on debt extinguishment relates to MobiFon's refinancing of its long-term facility and consists of unamortized deferred financing costs in the amount of $5.2 million and additional interest paid and cancellation fees totalling $4.9 million. The 2001 gain on debt forgiveness of $238.9 million relates to the exchange of our Senior Discount Notes for cash and 14% Notes mentioned previously.

     The gain on recapitalization, Units exchange and expiry consists of a $46.1 million gain realized on the exchange of the Units, $1.5 million gain realized on the redemption of the ESDs and a $44.0 million gain on disposal of the ClearWave's shares contained in the Units which expired on June 30, 2002. (See "Sources of Financing.")

     The income tax expense of $32.5 million relates to MobiFon which has generated net income and has utilized all its net operating loss carryforwards. We had available, as at December 31, 2002, net operating loss carry forwards in the amount of $233.4 million of which $61.0 million was from corporate which expire in 2009 and $172.4 million from Cesky Mobil which consists of $6.4 million, $90.7 million, $65.2 million and $10.1 million expiring in 2006, 2007, 2008 and 2009, respectively. We may be limited in our ability to use these loss carry forwards in any one year due to the uncertainty of generating sufficient taxable income and, as a result, the related future tax asset has been fully provided for by the valuation allowance.

     Our share of losses allocated to non-controlling interest amounted to $27.2 million in 2002, compared to $45.9 million in 2001. The 2002 non-controlling interest is composed of our share of losses of subsidiaries attributed to non-controlling interest in TIW Czech, partly offset by our share of earnings attributed to non controlling interest in MobiFon and ClearWave.

     As a result of the foregoing, income from continuing operations for the year ended December 31, 2002 was $62.0 million compared to $162.4 million in 2001, and the corresponding basic and diluted earnings per share from continuing operations was $0.13, compared to basic earnings per share of $7.71 and diluted earnings per share of $4.05 for 2001.

     Our loss from discontinued operations is presented net of income tax expenses of $0.1 million in 2002 and a recovery of $30.7 million and $13.0 million in 2001 and 2000, respectively. Subsequent to March 5, 2002, the date we adopted our formal plan of disposal, there has been a significant deterioration in the value of the Brazilian real relative to the U.S. dollar and in the trading value of shares of our Brazilian cellular operations and those of other wireless telecommunications companies in Brazil. In light of these declines, we recorded a loss from discontinued operations of $189.1 million in 2002. Of this amount, $155.3 million consist of foreign exchange translation losses related to these investments, of which $85.2 million were already recorded as a reduction of shareholders' equity as of December 31, 2001, and $33.8 million consist of additional provisions for exit costs and impairment in value.

     For the year ended December 31, 2001, the loss from discontinued operations amounts to $416.1 million consisting of a loss of $446.8 million and an income of $30.7 million related to ESMR/SMR operations and Brazilian cellular operations, respectively. The ESMR/SMR operations include an impairment charge for assets of $264.8 million and a loss of $4.0 million on deconsolidation of Dolphin on July 27, 2001. The Brazilian cellular operations include a net gain of $95.4 million from the sale on March 31, 2001 of our 16.3% equity interest in our two Brazilian entities, Americel and Telet, for cash proceeds of $153.3 million, which reduced cash used in discontinued operations in 2001. It also includes a loss of $15.5 million related to the estimated operating losses and costs from the measurement date to the date of disposal and a loss of $27.2 million as a result of a partial realization on the cumulative translation adjustment account as we estimate that such amount will not be recovered from the sale of our investment in Telpart.

     Net loss for the year ended December 31, 2002 was $127.2 million compared to $253.7 million in 2001. Basic net loss per share was $0.29 compared to $16.29 in 2001 based on average shares outstanding of 455.0 million and 17.3 million, respectively.

YEAR ENDED DECEMBER 31, 2001 COMPARED TO THE YEAR ENDED DECEMBER 31, 2000

Revenues increased to $526.2 million in 2001 from $354.1 million in 2000. MobiFon's continued growth contributed $64.7 million and Cesky Mobil, which had its first full year of operations in 2001, contributed $109.9 million of the increase.

     Total operating expenses increased to $526.7 million in 2001 from $439.1 million in 2000. Included in total operating expenses are cost of revenues, which increased to $221.5 million from $146.7 million due largely to the $60.6 million increase in cost of service in the Czech Republic incurred in support of its revenue increase. Selling, general and administrative expenses decreased by $18.9 million to $183.1 million from $202.0 million in 2000. Corporate and MobiFon contributed $13.5 million and $7.9 million to such decrease, respectively.

     Depreciation and amortization increased to $122.0 million in 2001 from $90.4 million in 2000, an increase of $31.6 million. A higher tangible asset base in Romania and in the Czech Republic contributed $11.8 million and $20.5 million to such increase, respectively.

     Interest expense increased by $25.5 million to $121.2 million in 2001. Cesky Mobil accounted for almost all of the increase due to increased borrowings under its syndicated senior credit facility. Interest income decreased to $6.4 million in 2001 from $16.9 million in 2000, primarily due to the reduction in the amount of cash and equivalents held during the year at the corporate level. The foreign exchange gain was $3.6 million in 2001, compared to a loss of $5.1 million in 2000. The 2001 gain is a result of the appreciation of the Czech Koruna over the Euro, which accounted for $6.8 million, partially offset by a $3.8 million loss realized by MobiFon.

     Included in the loss on investments is a loss of $9.3 million from the sale of W-Aura, a $5.9 million loss on our investment in Mexico, partly offset by a $4.4 million gain realized from the sale of our assets in China. The 2000 results included gains on investments of $85.7 million, which included a $75.4 million gain realized for having waived our right to acquire 3.5% of the outstanding shares of 3G UK Holdings for equivalent proceeds.

     The gain on debt forgiveness of $238.9 million relates to the exchange of our Senior Discount Notes for cash and 14% Notes mentioned previously.

     We had available, as at December 31, 2001, net operating loss carry forwards in the amount of $251.8 million of which $96.2 million was from corporate and $155.6 million from the operating subsidiaries. The related future tax asset has been fully provided for by the valuation allowance.

     Our share of losses allocated to non-controlling interest amounted to $45.9 million in 2001, compared to $63.5 million in 2000. The 2001 non-controlling interest is composed of our share of losses of subsidiaries attributed to non-controlling interest in TIW Czech, partly offset by our share of earnings attributed to non-controlling interest in MobiFon.

     As a result of the foregoing, income from continuing operations for the year ended December 31, 2001 was $162.4 million compared to a loss of $19.7 million in 2000, and the corresponding basic earnings per share from continuing operations was $7.71, diluted earnings per share was $4.05 compared to basic diluted loss per share of $2.83 million for 2000.

     Our loss from discontinued operations is presented net of income tax recoveries of $30.7 million and $13.0 million in 2001 and 2000, respectively. For the year ended December 31, 2001, the loss from discontinued operations amounts to $416.1 million consisting of a loss of $446.8 million and an income of $30.7 million related to ESMR/SMR operations and Brazilian cellular joint ventures operations, respectively.

     The ESMR/SMR operations include an impairment charge for assets of $264.8 million and a loss of $4.0 million on deconsolidation of Dolphin on July 27, 2001. The Brazilian cellular operations include a net gain of $95.4 million from the sale on March 31, 2001 of our 16.3% equity interest in our two Brazilian entities, Americel, and Telet, for cash proceeds of $153.3 million, which reduced cash used in discontinued operations in 2001. It also includes a loss of $15.5 million related to the estimated operating losses and costs from the measurement date to the date of disposal and a loss of $27.2 million as a result of a partial realization on the cumulative translation adjustment account as we estimate that such amount will not be recovered from the sale of the Company's A-Band operations in Brazil.

     Net loss for the year ended December 31, 2001 was $253.7 million compared to $355.4 million in 2000. Basic net loss per share was $16.29 compared to $24.41 in 2000 based on average shares outstanding of 17.3 million and 15.6 million, respectively.

YEAR ENDED DECEMBER 31, 2000 COMPARED TO YEAR ENDED DECEMBER 31, 1999

Revenues increased to $354.1 million in 2000 from $251.8 million in 1999. MobiFon's continued growth contributed $73.6 million and Cesky Mobil, which was launched in early 2000, contributed $34.0 million of the increase.

     Total operating expenses increased to $439.1 million in 2000 from $290.3 million in 1999. Included in total operating expenses are cost of revenues, which increased to $146.7 million from $95.3 million due in part to the commercial launch of Cesky Mobil in March 2000. Selling, general and administrative expenses increased by $69.1 million to $202.0 million in 2000. Cesky Mobil's launch in early 2000 accounted for $58.7 million of the increase.

     Depreciation and amortization increased to $90.4 million in 2000 from $62.2 million in 1999, an increase of $28.2 million. A higher tangible asset base in Romania accounted for $13.7 million of the increase. The depreciation of the Czech Republic network assets commenced in 2000 and accounted for $22.0 million.

     Interest expense increased by $21.8 million to $95.7 million in 2000. MobiFon's and our higher level of borrowings under our credit facilities accounted for this increase. Interest income increased to $16.9 million in 2000 from $1.8 million in 1999, primarily due to the temporary cash surplus during the year at the corporate level, resulting from the issuance of shares and convertible debentures, as well as the proceeds from the waiver of our rights in the U.K. UMTS operations. The foreign exchange loss was $5.1 million in 2000, compared to $17.7 million in 1999. The 2000 loss is a result of the devaluation of the Lei in Romania, which accounted for $6.5 million.

     In connection with the entry of new shareholders in 3G UK Holdings in July 2000, we received $75.4 million and recognized a corresponding gain in exchange for waiving our right to acquire 3.5% of the outstanding shares of 3G UK Holdings. Included in the gain on investments is also the gain of $4.4 million recognized from the sale of the assets of our Chinese investee and the recovery of a loan previously written-down, for an amount of $6.2 million. The 1999 results included gains on investments of $37.8 million.

     Due to the uncertainty of generating sufficient taxable income, the tax benefit of our losses has been fully provided for by the valuation allowance.

     Share of losses allocated to non-controlling interest amounted to $63.5 million in 2000, compared to share of earnings to non-controlling interests of $15.9 million in 1999. The 2000 non-controlling interest is composed of the share of losses of subsidiaries attributed to non-controlling interest in TIW Czech, partly offset by the share of earnings attributed to non-controlling interest in MobiFon.

     As a result of the foregoing, loss from continuing operations for the year ended December 31, 2000 was $19.7 million compared to $74.6 million in 1999, and the corresponding basic and diluted loss per share from continuing operations was $2.83 in 2000 compared to $5.43 in 1999.

     Loss from discontinued operations increased to $335.7 million for the year ended December 31, 2000 compared to $80.2 million for the prior year period. Included against loss from discontinued operations for the year ended December 31, 1999 are dilution gains of $152.2 million. Excluding these gains, loss from discontinued operations was $232.4 million for the year ended December 31, 1999.

     Net loss for the year ended December 31, 2000 was $355.4 million compared to $154.8 million in 1999. Basic and diluted net loss per share was $24.41 in 2000 compared to $10.90 in 1999 based on average shares outstanding of 15.6 million and 14.7 million, respectively.

MobiFon

For the years ended December 31, (In thousands of dollars)        2002       2001       2000
                                                                -------    -------    -------
Revenues
     Services                                                   425,567    359,868    299,470
     Equipment                                                   21,214     12,475      8,097
                                                                -------    -------    -------
                                                                446,781    372,343    307,567

     Cost of services                                            81,462     69,835     62,366
     Cost of equipment                                           39,160     27,236     18,347
     Selling, general and administrative expenses                94,613     88,836     96,735
Operating income before depreciation and amortization(1)        231,546    186,436    130,119
     Depreciation and amortization                               86,919     77,791     65,965
Operating income                                                144,627    108,645     64,154

(1) -We use the term operating income before depreciation and amortization, also defined as EBITDA, which may not be comparable to similarly titled measures reported by other companies. Operating income before depreciation and amortization should not be considered in isolation or as an alternative measurement of operating performance of liquidity to net income (loss), operating income (loss), cash flows from operating activities or any other measure of performance under GAAP. We believe that operating income (loss) before depreciation and amortization is viewed as a relevant supplemental measure of performance in the wireless telecommunications industry.

YEAR ENDED DECEMBER 31, 2002 COMPARED TO YEAR ENDED DECEMBER 31, 2001

MobiFon's service revenues increased to $425.6 million in 2002 from $359.9 million in 2001, reflecting the continued subscriber growth. MobiFon added 631,600 cellular subscribers, compared to 831,800 net additions in the same period in 2001 to reach 2,635,200 subscribers at as December 31, 2002 compared to 2,003,600 at the end of 2001.

     Cost of service revenues decreased as a percentage of service revenues to 19.1% in 2002 compared to 19.4% in 2001 and was $81.5 million in 2002 compared to $69.8 million in 2001. The decrease as a percentage of service revenues was largely attributable to a lower proportion of interconnection costs associated with higher on network calling. The cost of equipment continues to exceed associated equipment revenues, consistent with our policy to sell equipment at prices that will attract new subscribers.

     Selling, general and administrative expenses increased to $94.6 million in 2002 compared to $88.8 million in the previous year. However, as a percent of service revenue, selling general and administrative expenses decreased to 22.2% for 2002 compared to 24.7% for 2001 as a result of both the continued success from the implementation of a cost control program in 2001 and strong credit policies which reduced bad debt expense. MobiFon's operating income before depreciation and amortization increased to $231.5 million in 2002 from $186.4 million in 2001 due to the above factors.

     Depreciation and amortization increased to $86.9 million in 2002 from $77.8 million the previous year as a result of network expansion in Romania during 2002 and 2001 and due to the shortening of estimated lives on certain assets in the fourth quarter of 2002. As a result of the foregoing, the operating income increased to $144.6 million in 2002 from $108.6 million in 2001.

YEAR ENDED DECEMBER 31, 2001 COMPARED TO YEAR ENDED DECEMBER 31, 2000

MobiFon's service revenues increased to $359.9 million in 2001 from $299.5 million in 2000, reflecting the continued subscriber growth. MobiFon added 831,800 cellular subscribers, compared to 469,700 net additions in the same period in 2000, to reach 2,003,600 subscribers at as December 31, 2001 compared to 1,171,800 at the end of 2000.

     Cost of service revenues decreased as a percentage of service revenues to 19.4% in 2001 compared to 20.8% in 2000 and was $69.8 million in 2001 compared to $62.3 million in 2000. The decrease as a percentage of service revenues was attributable to continued tight control over operating costs and economies of scale. The cost of equipment continues to exceed associated equipment revenues, consistent with our policy to sell equipment at prices that will attract new subscribers.

     Selling, general and administrative expenses decreased to $88.8 million in 2001 compared to $96.7 million in the previous year, as a result of both the continued success from the implementation of a cost control program in 2000 and strong credit policies which reduced bad debt expense. MobiFon's operating income before depreciation and amortization increased to $186.4 million in 2001 from $130.1 million in 2000 due to the above factors.

     Depreciation and amortization increased to $77.8 million in 2001 from $66.0 million the previous year as a result of network expansion in Romania during 2001 and 2000. As a result of the foregoing, the operating income increased to $108.6 million in 2001 from $64.2 million in 2000.

YEAR ENDED DECEMBER 31, 2000 COMPARED TO YEAR ENDED DECEMBER 31, 1999

MobiFon's service revenues increased to $299.5 million in 2000 from $211.4 million in 1999, reflecting continued subscriber growth. MobiFon's subscriber base increased to 1,171,800 at the end of 2000 from 702,100 at the end of 1999.

     Cost of service revenues decreased as a percentage of revenues to 20.8% in 2000 compared to 24.0% in 1999 and was $62.4 million in 2000 compared to $50.7 million in 1999. Most of the decrease as a percentage of revenues was attributed to continued tight controls over operational expenses and economies of scale. The cost of equipment continued to exceed associated revenues, consistent with our practice to sell equipment at prices that will attract new subscribers.

     Selling, general and administrative expenses remained stable at $96.7 million in 2000 compared to $95.7 million in the previous year, despite the growth of its subscriber base reflecting the implementation of a cost control program and a reduction in selling and marketing expenses compared to 1999. MobiFon's operating income before depreciation and amortization increased to $130.1 million in 2000 from $54.9 million in 1999 due to subscriber growth.

     Depreciation and amortization increased to $66.0 million in 2000 from $52.2 million the previous year as a result of the significant network expansion in Romania during late 1999 and 2000. As a result of the foregoing, the operating income increased to $64.2 million in 2000 from $2.7 million in 1999.

Cesky Mobil

For the years ended December 31, (In thousands of dollars)              2002         2001          2000
                                                                       -------      -------      -------
Revenues
     Services                                                          227,342      125,928       21,508
     Equipment                                                          20,331       18,037       12,529
                                                                       -------      -------      -------
                                                                       247,673      143,965       34,037

     Cost of services                                                  122,741       97,275       36,654
     Cost of equipment                                                  25,594       22,323       15,969
     Selling, general and administrative expenses                       79,143       65,921       63,418
Operating income (loss) before depreciation and amortization            20,195      (41,554)     (82,004)
     Depreciation and amortization                                      67,367       42,562       22,056
Operating loss                                                         (47,172)     (84,116)    (104,060)

YEAR ENDED DECEMBER 31, 2002 COMPARED TO YEAR ENDED DECEMBER 31, 2001

Cesky Mobil's service revenues increased to $227.3 million in 2002 from $125.9 million in 2001, reflecting continued subscriber growth and the effect of the appreciation of the Koruna versus the U.S. dollar. Cesky Mobil added 321,400 net cellular subscribers, compared to 556,700 net additions in the same period in 2001, to reach 1,179,800 subscribers as at December 31, 2002 compared to 858,400 at the end of 2001.

     Cost of service revenues increased by 26.2% to $122.7 million in 2002 compared to $97.3 million in 2001 in support of the 80.5% increase in service revenues. Cost of equipment continued to be greater than associated revenues consistent with our practice to sell equipment at prices to attract new subscribers.

     Selling, general and administrative expenses increased by 20.1% to $79.0 million despite the 37.4% subscriber growth in 2002. Cesky Mobil's operating income before depreciation and amortization increased to $20.2 million in 2002 from an operating loss before depreciation and amortization of $41.6 million in 2001 due primarily to revenue increases from subscriber growth coupled with economies of scale and tight controls over operating costs which constrained operating costs increases.

     Depreciation and amortization increased to $67.4 million in 2002 from $42.6 million the previous year as a result of network expansion during 2002 and 2001. As a result of the foregoing, the operating loss decreased to $47.2 million in 2002 from $84.1 million in 2001.

YEAR ENDED DECEMBER 31, 2001 COMPARED TO YEAR ENDED DECEMBER 31, 2000

Cesky Mobil's service revenues increased to $125.9 million in 2001 from $21.5 million in 2000, reflecting continued subscriber growth and a full year of operations in 2001 compared to 10 months of commercial operations in 2000. Cesky Mobil added 556,700 net cellular subscribers, compared to 301,700 net additions in the same period in 2000, to reach 858,400 subscribers as at December 31, 2001 compared to 301,700 at the end of 2000.

     Cost of service revenues increased by 165% to $97.3 million in 2001 compared to $36.7 million in 2000 in support of the 486% increase in service revenues. Cost of equipment continued to be slightly greater than associated revenues consistent with our practice to sell equipment at prices to attract new subscribers.

     Selling, general and administrative expenses remained stable at $65.9 million despite the strong subscriber growth in 2001 due to tight cost controls compared to $63.4 million in the previous year. Cesky Mobil's operating loss before depreciation and amortization decreased to $41.6 million in 2001 from $82.0 million in 2000 due primarily to subscriber growth.

     Depreciation and amortization increased to $42.6 million in 2001 from $22.1 million the previous year as a result of network expansion during 1999 and 2000. As a result of the foregoing, the operating loss decreased to $84.1 million in 2001 from $104.1 million in 2000.

YEAR ENDED DECEMBER 31, 2000 COMPARED TO YEAR ENDED DECEMBER 31, 1999

Cesky Mobil's service revenues were $21.5 million in 2000, reflecting the launch of commercial operations in March 2000. Cesky Mobil's subscriber base was 301,700 at the end of 2000.

     Cost of service revenues was $36.7 million in 2000. Cost of equipment was higher than associated revenues consistent with our practiceto sell equipment at prices to attract new customers and incentives offered on commercial launch.

     Selling, general and administrative expenses were $63.4 million in 2000 compared to $4.7 million in the previous year, due to the commercial launch of operations in March 2000 and related subscriber and operations growth. Cesky Mobil's operating loss before depreciation and amortization increased to $82.0 million in 2000 compared to $4.7 million in 1999 due to the above.

     Depreciation and amortization increased to $22.1 million in 2000 from nil the previous year as a result of network expansion during 1999 and 2000. As a result of the foregoing, the operating loss was $104.1 million in 2000 compared to $4.7 million in 1999.

Liquidity and Capital Resources

The following table is a summary of our consolidated cash flows for the years ended December 31, 2002, 2001, and 2000:

CASH FLOW DATA

For the years ended December 31, (In thousands of dollars)          2002         2001         2000
                                                                  --------     --------     --------
Cash provided by operating activities                              125,147        8,779       51,950
Cash used in investing activities                                 (242,213)    (306,571)    (264,749)
                                                                  --------     --------     --------
                                                                  (117,066)    (297,792)    (212,799)

Cash provided by financing activities                               98,654      332,602      796,827
Net effect of exchange rate translation on cash
   and cash equivalent                                                 721         (628)       4,436
Cash provided by (used in) continuing operations                   (17,691)      34,182      588,464
Cash used in discontinued operations                                (7,063)     (79,397)    (504,148)
Increase (decrease) in cash and cash equivalents                   (24,754)     (45,215)      84,316
Cash and cash equivalents, beginning of period                      85,460      130,675       46,359
Cash and cash equivalents, end of period                            60,706       85,460      130,675

YEAR ENDED DECEMBER 31, 2002 COMPARED TO YEAR ENDED DECEMBER 31, 2001

For the year ended December 31, 2002, operating activities provided cash of $125.1 million compared to $8.8 million for the same period last year. The increase year-over-year is mainly explained by the $120.5 million increase in operating income before depreciation and amortization. Furthermore, results for 2001 include, a significant increase in working capital mainly related to Cesky Mobil.

     Investing activities used cash of $242.2 million for the year ended December 31, 2002, essentially for the expansion for cellular networks in Romania and the Czech Republic. This compares to cash used in investing activities of $306.6 million for the year ended December 31, 2001. MobiFon's and Cesky Mobil's operations utilized cash of $100.3 million and $142.6 million, respectively, for 2002 capital expenditures.

     For the year ended December 31, 2002, financing activities generated cash of $98.7 million mainly explained by proceeds from our recapitalization as described in Note 8 of our consolidated financial statements, subsidiary's shares issued to non-controlling interests and net borrowings of debt of $41.2 million, $29.9 million and $47.0 million, respectively, offset by subsidiary's distributions paid to non-controlling interests of $10.8 million and financing costs of $8.6 million. For the year ended 2001, cash provided by financing activities was $332.6 million mainly explained by net proceeds from the issuance of shares, warrants and units of $263.8 million, proceeds from subsidiary's shares issued to non-controlling interest of $65.8 million and by borrowings of debt net of repayments of $3.1 million.

     Cash and cash equivalents as of December 31, 2002 totalled $60.7 million, including $14.3 million at the corporate level. As of December 31, 2002, total consolidated indebtedness was $1.0 billion, of which $272.6 million was at the corporate level, $267.7 million at MobiFon and $470.2 at Cesky Mobil. Total indebtedness at the TIW level was mainly comprised of $47.4 million due under the corporate credit facility and $223.9 million in 14% Notes and related accrued contingent payments.

     Cash used in discontinued operations was $7.1 million and reflects the costs incurred in relation to the plan of disposal of our Brazilian assets. For 2001, cash used in discontinued operations was to $79.4 million. The use of cash in 2001 reflects the increase in operating loss before depreciation and amortization caused in

Dolphin by lower service revenues and higher costs related to the build-out in the U.K., the launch of services in France as well as costs associated with network deployment in Germany offset by proceeds of $153.3 million from the sale of our Brazilian B-Band joint venture operations.

YEAR ENDED DECEMBER 31, 2001 COMPARED TO YEAR ENDED DECEMBER 31, 2000

Cash provided by operating activities was $8.8 million for the year ended December 31, 2001, compared to $52.0 million for 2000. The year-over-year decline is entirely attributable to increased working capital needs at Cesky Mobil as MobiFon's operating income before depreciation and amortization showed continued growth and Cesky Mobil's operating loss before depreciation and amortization was reduced relative to that experienced in 2000.

     Investing activities used cash of $306.6 million during the year ended December 31, 2001, reflecting $286.5 million of cash used for acquisitions of property, plant and equipment and $23.2 million for the acquisition of additional shares of MobiFon. MobiFon and Cesky Mobil operations accounted for $125.4 million and $161.1 million of the capital spending, respectively.

     Financing activities generated cash of $332.6 million for the year ended December 31, 2001, reflecting the issuance of Units under a rights offering for net proceeds of $248.6 million. We also generated $114.1 million and $65.8 million by borrowing under our long-term debt facilities and from proceeds from investees' shares issued to non-controlling shareholders, respectively. These sources of funds were offset by $55.8 million of payments made in connection with the previously described high yield notes exchange, repayment of other long-term debt, and by the use of $29.5 million in connection with the decrease of short-term loans.

     Total consolidated indebtedness as of December 31, 2001 was $912.2 million, including $290.7 million at the corporate level.

     Cash used in discontinued operations increased to $79.4 million for the year ended December 31, 2001. The use of cash reflects the increase in operating loss before depreciation and amortization caused in Dolphin by lower service revenues and higher costs related to the build-out in the U.K., the launch of services in France as well as costs associated with network deployment in Germany offset by proceeds of $153.3 million from the sale of our Brazilian B-Band joint venture operations.

YEAR ENDED DECEMBER 31, 2000 COMPARED TO YEAR ENDED DECEMBER 31, 1999

Cash provided by operating activities in 2000 was $52.0 million compared to cash used in operating activities of $12.1 million in 1999. The difference is mainly due to an improvement in working capital partially offset by a reduction in operating income before depreciation and amortization.

     Cash used in investing activities in 2000 amounted to $264.7 million. This amount mainly relates to the acquisition and build-out of property, plant and equipment in MobiFon and Cesky Mobil for $85.0 million and $239.5 million, respectively, partly offset by proceeds of $75.4 million from the waiver of our right to acquire a 3.5% interest in 3G Holdings.

     Cash provided by financing activities in 2000 was $796.8 million compared to $279.8 million in 1999. Of the 2000 amount, $107.8 million related to proceeds of shares issued, $107.2 million relates to increase in short-term loans, $169.4 million relates to increase of long-term debt, net of repayments, of which $187.2 million is attributable to Cesky Mobil, and $291.0 million was provided by the issuance of convertible debentures at the corporate level.

     Cash used in discontinued operations was $504.1 million for the year ended December 31, 2000 compared to $141.3 million for the corresponding prior period. The increase is mainly due to the build-out of the ESMR network in the U.K., and the investment of $155.7 million in our Brazilian cellular joint ventures.

SOURCES OF FINANCING

At the corporate level, as at December 31, 2002, we had cash and cash equivalents of $14.3 million and we had total debt of $272.6 million, consisting mainly of the 14% Notes and related accrued contingent payments and loans under the corporate credit facility. The following is a summary discussion of financing activities conducted at the corporate level.

     From our inception to May 1997, substantially all of our cash requirements were met by the proceeds from private sales of equity securities, which were made pursuant to subscription agreements entered into over the 1994 to 1996 period, and totalled $240.0 million. In May 1997, we completed an initial public offering on the Toronto Stock Exchange of 13,000,000 Common Shares (pre-share capital consolidation) at a price of Cdn$13.50 per share (pre-share capital consolidation) for proceeds of $118.5 million, net of issue costs in the amount of $7.6 million. In June and July 1998, we completed a public equity offering issuing 7,899,094

Common Shares (pre-share capital consolidation) and 416,794 Multiple Voting Shares (pre-share capital consolidation) at prices of $21.35 per share and $21.50 per share (pre-share capital consolidation), respectively. Concurrently, our shares were listed on the Nasdaq. The proceeds from this issue were $169.3 million, net of issue costs in the amount of $8.3 million. In February 2000, we completed the issuance of Cdn$148.5 million (or $102.0 million at the time of issue) of Common Shares. Concurrently with such public offering, Telesystem Ltd. purchased Cdn$8.6 million (or $5.9 million at the time of issue) of Multiple Voting Shares in order to maintain the voting interest of its Multiple Voting Shares. The net proceeds of the public offering, combined with Telesystem Ltd's purchase of Multiple Voting Shares, were approximately $102.8 million after deducting underwriting fees and other expenses in the amount of $5.1 million.

     In June 1997, we issued 13 1/4% Senior Discount Notes with a nominal value of $380.0 million. In October 1997, we issued 10 1/2% Senior Discount Notes with a nominal value of $167.0 million. Total gross proceeds from these issues were $299.9 million, before issue costs in the amount of $11.8 million. On September 19, 2001, we completed the exchange mentioned previously, of substantially all of our Senior Discount Notes for $50.0 million of cash and $194.8 million of 14% Notes due December 30, 2003 resulting in the realization of a gain on forgiveness of debt of $238.9 million.

     Our 14% Notes mature on December 30, 2003. Interest on our 14% Notes accrues at a rate of 14% per annum and is payable semi-annually on each June 30 and December 30. The interest payments on December 30, 2001 and June 30, 2002 were made by the issuance of $6.7 million and $14.1 million of additional 14% Notes. We have the option to redeem our 14% Notes, at any time, in whole or in part, at a price equal to 100% of the principal amount plus accrued and unpaid interest. The 14% Notes are guaranteed by our wholly-owned subsidiary Telesystem International Wireless Corporation, which we refer to as the Guarantor. The guarantee is secured by a lien on the capital stock of TIW Latin America, a holding company which holds our investments in cellular operations in Brazil and by a lien on capital stock of ClearWave held by the Guarantor. The liens granted by the Guarantor in favor of the holders of the 14% Notes rank second in priority to the lien it granted to the lenders under the corporate credit facility.

     Our 14% Notes contain mandatory redemption provisions, which will require their repayment upon the sale of our interests in either ClearWave, or our direct or indirect interests in TIW Latin America; TIW do Brasil and Telpart. Furthermore, distributions from Telpart or ClearWave will trigger mandatory repayments second to the repayment of the corporate credit facility. Our 14% Notes have covenants which, among others things, limit our ability to incur indebtedness, create liens and require us to make an offer to repurchase all or any part of our 14% Notes subsequent to a change in control. In addition, our 14% Notes prohibit us from reducing, under certain conditions, our ownership in ClearWave. On December 30, 2002, $5.0 million of additional 14% Notes were issued to holders and $10.0 million will be issued on June 30, 2003 unless, on or prior to such date, at least $72.4 million in principal amount of 14% Notes have been redeemed or repurchased.

     In February 1999, we completed the issuance of Cdn$150.0 million (or $98.6 million at the time of issue) of 7.00% equity subordinated debentures due February 15, 2002, which we refer to as our ESD, with cash interest payable semi-annually commencing August 1999. The net proceeds from the issuance of the 7.00% equity subordinated debentures were Cdn$145.7 million (or $95.8 million at the time of issue).

     On February 5, 2002, we completed an issuer bid to acquire the Cdn$150 million ESDs. Pursuant to the issuer bid and concurrent consent request, we paid Cdn$6.8 million, issued 2.5 million warrants, each entitling the holder to purchase one Common Share at a price of Cdn$1.61 at any time before March 31, 2003, issued approximately 37.7 million Common Shares and approximately 3.7 million warrants, each entitling the holder to purchase one Common Share at a price of Cdn$1.61 at any time before September 30, 2002 for substantially all of the ESDs. We amended the remaining Cdn$5.0 million in principal amount of ESDs to, among other things, extend the maturity of the ESDs to December 2006, reduce the principal amount of each ESD to Cdn$250, provide for our right to convert the ESDs at maturity into Common Shares at a price equal to the greater of Cdn$1.00 and the then current market price of the Common Shares and provide for the optional conversion at maturity into Common Shares at a price of Cdn$4.40. As a result, we currently have an aggregate of Cdn$1.25 million [$0.8 million] in amended ESDs outstanding.

     In July 1999, we entered into a corporate credit facility with certain financial institutions, providing for aggregate borrowing capacity of $140.0 million. Our corporate credit facility was amended on July 3, 2001 and subsequently on February 4, 2002, August 8, 2002 and December 6, 2002 resulting in the extension of the maturity to June 30, 2003. We made loan repayments during 2002 of $36.1 million bringing the amount available and fully drawn under the facility to $47.4 million. The facility is collateralized by substantially all of our assets and bears interest at U.S. base rate plus a margin of 8.36% or LIBOR plus a margin of 9.36%. Under the amended terms of the facility, any amount received by us and flowing from distributions paid by our Central and Eastern European operations, other than amounts representing ClearWave's and our operational and investment requirements to June 30, 2003, will be used to further reduce the amount outstanding on the corporate credit facility.

     On March 8, 2000, we issued $300.0 million of 7.75% Convertible Debentures for net cash proceeds of $291.0 million. On February 5, 2002, we converted 100% of the $300 million in principal amount of 7.75% Convertible Debentures and the accrued and unpaid interest of $11.6 million due September 2001 for 154.5 million Common Shares. We also issued warrants to a holder to purchase up to a total of 15 million Common Shares at $1.00 per share on or before September 30, 2002 which were not exercised.

     On February 14, 2001 we issued 43.8 million Units for gross proceeds of Cdn$396.5 million ($260.4 million) before issue costs of Cdn$18.2 million ($11.9 million) pursuant to a rights offering made to holders of our Multiple and Common Shares. We also issued 2.1 million Units as a partial payment on acquisition of MobiFon's shares held by a non-controlling interest. On December 11, 2001, we launched an exchange offer to repurchase all outstanding Units. On February 5, 2002, in connection with such exchange offer and the financing commitments under a private placement subscription agreement between Telesystem Ltd, and certain of our other stakeholders, we acquired 33.7 million Units and raised $51.7 million in gross proceeds. The raising of these funds was in addition to a December 14, 2001 private placement resulting in the issuance of
24.5 million warrants at a negotiated price of approximately $0.61 each, exercisable for one Common Share or one non-voting Preferred Share convertible at the holder's option into our common equity at no additional cost for a cash consideration of $14.5 million net of issuance costs of $0.5 million. We refer to these warrants as our Special Warrants. Pursuant to the February 5, 2002 private placement and exchange offer on the Units, we have issued (a) an additional 269.2 million in aggregate of Common Shares and Special Warrants (b)
4.8 million warrants, each allowing the holder to purchase one Common Share at a price $1.00 on or before March 31, 2003 and (c) 8.5 million warrants, each allowing the holder to purchase one Common Share at a price Cdn$1.59 on or before March 31, 2003. The Unit acquisition has resulted in an increase in our equity interest and voting rights in ClearWave from 45.5% and 80.7% respectively, to 85.6% and 94.9%, respectively.

     On March 13, 2002, the outstanding 35,000,000 Special Warrants were converted into 35,000,000 non-voting Preferred Shares for no additional considerations.

     As a result of the above transactions, as of December 31, 2002, we had
467.2 million Common Shares, 35.0 million Preferred Shares and 15.8 million outstanding warrants expiring March 31, 2003.

     During 2002, MobiFon approved aggregate distributions of $66.3 million consisting of dividends of $27.5 million and share repurchases of $38.8 million. ClearWave received $42.0 million of these distributions in 2002 and we received $34.0 million by way of the repayment of the inter-company demand loan and accrued interest thereto between us and ClearWave. On October 30, 2002, the shareholders of MobiFon approved distributions of up to $38.8 million by means of a share repurchase.

     Shareholders can tender their shares between October 30, 2002 and June 30, 2003 in order to realize their pro-rata share of this distribution amount of which ClearWave's share is $24.6 million and is included in the $42.0 million of distributions received by ClearWave in 2002. In the event not all MobiFon shareholders exercise their options to sell their entire pro-rata portion, any of the MobiFon shareholders shall have the right to buy-back the shares sold to MobiFon at the same purchase price by December 31, 2003. The effect of these distributions was to decrease our ultimate equity interest in MobiFon from 54.4% to 53.4%. MobiFon's shareholders are not required to participate pro-rata in the share repurchase and ClearWave has also retained its right to buy-back the shares sold to MobiFon. Accordingly, our ultimate ownership of MobiFon may vary between 53.4% and 54.4%, throughout the tender period, depending on the timing and the extent of each shareholder's participation in the repurchase. As it is not determinable that all shareholders of MobiFon will participate pro-rata in the share repurchase, pending expiration of the tender period, distributions made through share repurchases have been accounted for in a manner similar to dividends declared by a subsidiary and the amount that MobiFon is committed to distribute to non-controlling interests is presented within current liabilities.

     On December 18, 2002, we reached an agreement for the sale of 11.1 million shares of MobiFon, currently owned by ClearWave, representing 5.7% of the then issued and outstanding share capital of MobiFon for a total cash consideration of $42.5 million. The transaction, expected to close in the first quarter of 2003, is subject to the fulfillment of certain conditions. As a result of the above transactions, our ultimate ownership in MobiFon may be reduced from the pre share repurchase level of 54.4% down to between 48.4% and 49.4% depending on the outcome of the share repurchase. Proceeds from this sale will be used to reduce the corporate credit facility.

     At the operating company level, we seek, where possible, to finance the cash requirements of developing and expanding our operations on a project-by-project basis. Although projects are typically financed by contributions from our partners and us in the form of equity and shareholder advances, we seek to obtain third party financing after the initial stages of a project's development. Sources of financing at the operating company level may include vendor financing provided by equipment suppliers, project financing from commercial banks and international financial institutions such as the European Bank for Reconstruction and Development, which we refer to as the EBRD, bank lines of credit and the sale of debt securities by the operating companies.

MobiFon

MobiFon's cash requirements as at December 31, 2002 have been met by aggregate capital contributions of $270.6 million and borrowings under its bank facilities, net of repayments and capital leases of $255.0 million and $12.7 million, respectively.

     In September 1997, the EBRD arranged a $190.0 million loan facility for MobiFon. This EBRD facility included a $10.0 million subordinate loan bearing interest at 15% maturing in 2003, nine-year senior loans totalling $110.0 million bearing interest at LIBOR plus 3.25% and a $70.0 million eight-year syndicated senior loan bearing interest at LIBOR plus 3.05%. MobiFon entered into agreements, including interest rate swap agreements, pursuant to which $167.2 million of the above borrowings had effective fixed interest rates from 8.35% to 9.75% until April 2002.

     In January 1999, MobiFon closed a second long-term loan facility totalling $105.0 million, jointly arranged by ABN AMRO N.V. and the EBRD. This second EBRD facility comprised loans of $40.0 million and a $65.0 million syndicated export credit facility. Borrowings under this facility bore variable interest rates and were repayable in installments through 2006. MobiFon used the proceeds to complete the build-out of its cellular network and to pay $25.0 million to extend its ten-year license by five years to November 2011.

     On August 27, 2002, MobiFon closed a $300 million senior loan facility. This new facility is composed of two tranches. Tranche I consists of a term loan of $238 million, fully drawn as at December 31, 2002, for which the proceeds were used to repay the interest and principal balance of the syndicated senior credit facilities entered into in 1997 and 1999 and the subordinated loans. A loss on extinguishment of debt of $10.1 million was recognized on early payment. Tranche II consists of a term loan of up to $62 million of which $17 million was drawn as at December 31, 2002. Each tranche is repayable in quarterly installments starting in January 2004 and maturing in October 2008. The interest rate on the facility is LIBOR + 3.5% up to December 31, 2003. Thereafter, the interest rate will range from LIBOR + 2.5% to LIBOR + 4.0% depending on certain financial ratios, including debt and capital ratios. As permitted by the loan agreement, the LIBOR portion of the interest rates on $87.3 million of Tranche I and $6.2 million of Tranche II have been fixed at 3.64% and 3.52% respectively.

     Under the facility, MobiFon must comply with certain affirmative covenants such as the maintenance of certain financial covenants and ratios, including debt and capital ratios. The facility allows for distributions of cash provided from operations net of capital expenditures and scheduled debt service subject to MobiFon meeting certain financial ratios and maintaining minimum cash balances. To the extent such ratios are not met, a portion or all of these cash flows may be required to be used for mandatory prepayments of the facility. The facility is collateralized by a pledge of ours and of the minority interests' shares in MobiFon and by substantially all of the assets of MobiFon. A commitment fee of 1% per annum is applicable to the unused Tranche II facility [$45 million at December 31, 2002] up to December 31, 2003 when the unused facility will expire under the credit agreement.

     MobiFon entered into interest rate swap arrangements on notional principal amounts of $100 million and $30 million whereby the LIBOR portion of the interest on the related loan principal has been effectively fixed at 3.6% and 3.7%, respectively. The weighted average effective interest rate on the balance outstanding on this facility at December 31, 2002 is 6.9%.

     MobiFon also has available $20.0 million of uncommitted operating capital facilities secured by a first right over the proceeds from any foreclosure of the pledge of MobiFon's bank accounts.

Cesky Mobil

The cash requirements of Cesky Mobil through December 31, 2002 have been met primarily by shareholder contributions of $350.0 million and by borrowings under their senior secured syndicated credit facility and financing under supply contracts to be refinanced by the syndicated facility entered into on July 19, 2000 which, using December 31, 2002 exchange rates, amount to $470.3 million.

     In July 2000, Cesky Mobil entered into an agreement for a senior secured syndicated credit facility. The syndicated credit facility is composed of two tranches. Tranche A is in the form of a committed revolving credit facility converting to a term loan of up to Euro269.1 million and Koruna 3.8 billion, [totalling $407.0 million] carrying interest at a rate of EURIBOR plus 1.75% for Euro drawings and PRIBOR plus 1.75% for Koruna drawings, reimbursable by installments determined as a percentage of amounts drawn under the facility until June 2004 which will continue to be repaid until the maturity in December 2008. Tranche B consists of a term loan of up to Euro26.6 million and Koruna 1.7 billion, [totalling $84.9 million] carrying interest at EURIBOR plus 2.25% for Euro drawings and PRIBOR plus 2.25% for Koruna drawings, reimbursable by installments determined as a percentage of amounts drawn under the facility starting in December 2008 until the maturity in December 2009. Drawings under either tranche must be on a dollar-for-dollar basis with the other tranche.

     Cesky Mobil entered into interest rate and currency swaps arrangements pursuant to which Euro116.3 million [$122.0 million] of the Euro based borrowings as at December 31, 2002 are effectively Koruna based and, together with an additional 3.0 billion Koruna [$98.6 million] have effective fixed interest rates ranging from 8.59% to 9.98% until November 2005. Swaps have also been entered into on Euro71.7 million [$75.3 million] drawn which has the effect of fixing the Euro to Koruna conversion rate on the interest payments and changing the referenced interest rate from Euribor to Pribor. Interest on this Euro71.7 million draw has also been capped through the use of option agreements which are detailed as follows. Euro21.5 million [$22.6 million] and a further
287.6 million Koruna [$9.5 million] are subject to interest rate option agreements which provide that the PRIBOR component of the interest rate on these borrowings will not exceed 8.61%, until November, 2005; Euro50.2 million [$52.7 million] and 701.2 million Koruna [$23.3 million] are subject to interest rate option agreements which provide that the interest rate on these borrowings will not exceed 9.99%, until November, 2005. The effective weighted average interest rate on this credit facility is 7.0% at December 31, 2002 [8.0% in 2001].

     Cesky Mobil used the funds drawn under its senior secured syndicated credit facility to finance the construction, operation, working capital, debt service and related requirements of their GSM network in the Czech Republic including the repayment of amounts financed under supply contracts with Siemens and Ericsson.

     The facility is collateralized by a pledge of TIW Czech's shares in Cesky Mobil and of substantially all of the assets of Cesky Mobil. Under this facility, Cesky Mobil must respect certain financial covenants and coverage tests. Furthermore, prior to each draw down, the ratio of senior debt to invested capital in Cesky Mobil must not exceed 60:40 or the total invested capital in Cesky Mobil will equal or exceed the Euro equivalent of $350.0 million. We and our partners have funded all of the required capital.

     As a result of MobiFon's and Cesky Mobil's syndicated senior credit facilities, substantially all of ClearWave's net assets are restricted, however, subject to fulfillment of certain conditions, cash distributions to shareholders are permissible under MobiFon's credit facilities.

FUTURE CAPITAL REQUIREMENTS

     We expect to have significant future capital requirements, particularly in relation to the expansion of our Czech Republic cellular network, the servicing of debt including the refinancing of our corporate indebtedness, the addition to capacity to our existing networks and the acquisition, if an option is exercised, of certain shares of Cesky Mobil owned by non-controlling interests. We intend to finance such future capital requirements from cash flow from operating activities, borrowing under our existing credit facilities, non-controlling shareholders' funding under share subscriptions and through other externally generated funds such as the disposition of assets and the sale of debt and equity securities.

     MobiFon's future capital requirements will include debt repayment and network expansion, both of which are expected to be financed by cash flows from operations and by drawings on its senior facility. Cesky Mobil's capital requirements will include the expansion of its cellular network and the financing of its losses. These requirements are expected to be financed by drawings under its senior secured syndicated credit facility and by way of shareholders' subscriptions. As at December 31, 2002, our operations had purchase commitments of approximately $14 million with network equipment and systems support providers.

     As of December 31, 2002, MobiFon is also committed to a frame leasing agreement with a national power supplier for 17 years or the end of the GSM license period whichever is shorter commencing in 2003, whereby the power supplier agreed to lease out 2 fiber optic strands over certain voltage poles and technical space to MobiFon, and MobiFon agreed to lease out communication capacity to the power supplier over a minor portion of the capacity of the enabled fiber. The leases payments and receipts, which individually are estimated to reach $5 million per annum by the end of the contract, are expected to offset one another such that minimal cash payments, if any, will be made by either party. The estimated cost to MobiFon to enable the entire leased fiber to be utilized is $8.5 million of which $3.4 million has been incurred as at December 31, 2002.

     In the event there has not been an initial public offering of the shares of MobiFon by October 1, 2004, a holder of 14.4% of the shares of MobiFon may require us or ClearWave, at our option, to make an offer to acquire such minority shareholder's shares. The purchase price of such shares will be the then fair market value as determined by an independent evaluator and shall be payable in cash or shares of the Company at our option. An additional 5.7% share ownership of MobiFon will be the object of a similar arrangement upon closing of the December 18, 2002 agreement to sell 11.1 million shares of MobiFon previously described.

     We are a holding company with no material business operations, sources of income or operating assets of our own other than the shares of our subsidiaries and operating companies.

     Our cash flow and, consequently, our ability to meet our debt service obligations is dependent upon the payment of funds by our subsidiaries in the form of loans, dividends, advances or otherwise. Under certain of our long-term debt agreements, we are subject to certain financial and negative covenants, including restrictions on our ability to incur indebtedness, pay dividends, make certain other payments, create liens, sell assets and engage in mergers. Restrictions also exist on the ability of operating our subsidiaries to transfer funds in the form of dividends, loans or otherwise.

     As at December 31, 2002, due to the short-term maturities of our corporate credit facility and our 14% Notes, our committed cash obligations for the upcoming twelve months exceed our committed sources of funds and our cash and cash equivalents on hand. In addition, it will be necessary for us to comply with our debt covenants in order to have access to our financing arrangements according to the terms of the related agreements. As a result, there is significant uncertainty as to whether we have the ability to continue as a going concern. Specifically, our committed uses of cash include the repayment of our corporate credit facility of $47.4 million, the debt service of and repayment at maturity of our 14% Notes, the funding by ClearWave of its share of a Cesky Mobil minority shareholder's put of $4.6 million, if exercised, and corporate overhead, inclusive of discontinued operations, of approximately $12.5 million. In addition to the available sources of funds from MobiFon's distributions and the sale of 5.7% of our shares of MobiFon, we will therefore continue to review opportunities to refinance our corporate debt, raise new financing and sell assets. We regularly evaluate opportunities for the expansion of our operations or for further investments in wireless telecommunications projects, including increases in ownership in our current operations. The future capital requirements related to such investment activities, if any, will be incremental to the anticipated capital contributions to existing operations, and therefore additional corporate financing will be required to fund such development projects or to further support current operations. The ability to generate short-term and long-term capital in the future is dependent upon many factors, including general economic conditions in the countries where we conduct our principal operations and financial market conditions.

EXCHANGE RATES

We report our financial statements in U.S. dollars. We operate in different currency jurisdictions and virtually all of our revenues and a substantial portion of our operating expenses are in currencies other than our reporting currency. As a result, we are exposed to exchange rate risk. Any significant change in the relevant exchange rates, whether of a short-term nature or a steady long-term change in relative valuation, could have a material effect on our financial statements. In Romania, significant devaluation relative to the U.S. dollar has occurred in the past and may occur again in the future. In addition, we experience fluctuations in our results of operations solely as a result of exchange rate fluctuations. Where possible, we adjust our tariffs for the effects of inflation, one of the factors affecting relative exchange rates. However, we may be unable, due to regulatory restrictions and market conditions, to adjust our local tariffs in response to changes in the exchange rates relative to our reporting currency and may therefore be unable to protect ourselves from exchange rate fluctuations.

     Until December 31, 2002, Romania was defined for accounting purposes as a highly inflationary economy and the U.S. dollar, our functional currency, was used as their measurement currency. In 2003, an assessment as to which currency is MobiFon's functional currency will be made. MobiFon's borrowings are in U.S. dollars and tariffs are adjusted to account for the effects of the devaluation of the Romanian lei versus the U.S. dollar due to inflation. Consequently, exchange fluctuations have not had a material effect on our consolidated results in the past. However, Romania is currently a second wave European Union accession candidate and it is foreseeable that the Euro takes prominence in Romania in the future. Consequently, depending on the result of our assessment and the progression of Romania towards the Euro, exchange rate fluctuations may have a more significant impact on our results of operations in the future.

 At the corporate level, we may elect to enter hedging arrangements from time to time in the future, although we are not currently party to any such transaction and do not have a policy to systematically hedge against foreign currency fluctuations. At the operating company level, we seek to reduce our foreign exchange exposure arising from transactions through a policy of matching, where possible, assets and liabilities. In some cases, we may borrow in U.S. dollars or Euro because it is either advantageous for the operating companies to incur debt obligations in such currency or because such currency denominated borrowings are the only funding source available to the operating company at the time. Cesky Mobil has hedged a portion of its variable rate debt, by entering into interest rate and cross currency swaps in which Cesky Mobil has agreed to exchange, at specified intervals, the difference between fixed and variable interest on Euro116.3 million and 3.0 billion Koruna of variable rate debt until November 2005.

     Additionally, these swaps have fixed the foreign currency rates on the Euro based debt from the Euro to Koruna. A swap was entered into on a further Euro71.7 million of borrowings which fixed the foreign currency rate on the interest payments from Euro to Koruna and changed the referenced interest rate from Euribor to Pribor. Interest on this Euro71.7 million draw has also been capped through the use of option agreements which are detailed as follows:
Euro21.5 million [$22.6 million] and a further 287.6 million Koruna [$9.5 million] are subject to interest rate option agreements which provide that the PRIBOR component of the interest rate on these borrowings will not exceed 8.61%, until November 2005; Euro50.2 million [$52.7 million] and 701.2 million Koruna [$23.3 million] are subject to interest rate option agreements which provide that the interest rate on these borrowings will not exceed 9.99%, until November 2005. Cesky Mobil also entered into a 6-month Euro to Koruna cross currency swap arrangement for Euro60.0 million [$63.0 million] on May 11, 2002 and upon expiration, Cesky Mobil entered into a similar swap arrangement for a further 6 months. In January 2003, a further Euro40.0 million of Cesky Mobil's Euro based borrowing exposure was hedged in this manner and Cesky Mobil purchased a currency call option to hedge currency risk on the principal of an additional Euro10.0 million of Euro based debt. For the remaining amounts, we have decided to accept for the time being the inherent currency risk, principally because of the relatively high cost of buying, or the inability to buy, forward cover in currencies of the countries in which we operate.

INFLATION

     Inflation has not been a material factor affecting our business to date. Although system equipment costs may increase over time as a result of inflation, we expect that the cost of subscriber equipment will decrease over time as volume increases, although there can be no assurance that this will be the case. General operating expenses such as salaries, employee benefits and lease costs are, however, subject to normal inflationary or deflationary pressures.

     In Romania and certain other countries, the effects of inflation may become significant to our operations. Where permitted, and subject to competitive pressures, we intend to increase our tariffs to account for the effects of inflation. However, in those jurisdictions where tariff rates are regulated or specified in the license, such as in India, we may not be able to mitigate the impact of inflation on our operations.

REGULATORY ENVIRONMENT

     We operate in regulated industries and in the normal course of business, our operational subsidiaries' actions are subjected to scrutiny by various regulatory agencies, which, from time to time, will initiate administrative proceedings against us for alleged breaches to different regulations including arrangements for interconnection fees. We believe that the ultimate outcome of any of such proceedings currently in progress will not be materially adverse to us.

     MobiFon and Cesky Mobil hold one of three licenses issued to provide nationwide GSM-based cellular telecommunications services in their respective countries. Our operational subsidiaries are committed to pay minimum annual spectrum fees of approximately $10.0 million. Starting in 2003, the new Romanian regulatory act will provide for other fees based on a percentage of revenue and other bases that have yet to be determined. The conditions to the various license agreements require our operational subsidiaries to substantially meet the deployment plans set out in their license agreement and, in certain instances, to provide a specified level of services in their respective coverage areas. The Company's future performance may be affected by factors such as political changes including government actions relating to its licenses, changes in technology and competition.

MANAGEMENT'S REPORT

The management of the Company is responsible for the preparation and integrity of the financial statements and all other financial information contained in the Annual Report. These statements have been prepared in accordance with accounting principles generally accepted in Canada and necessarily include some amounts that are based on management's best estimates and judgement. Management considers that the statements present fairly the financial position of the Company, the results of its operations and the changes in its financial position. Financial information contained elsewhere in this Annual Report is consistent with the information contained in the financial statements.

     To fulfill its responsibility, management developed and maintains internal accounting controls and established policies and procedures designed to ensure the reliability of financial information and to safeguard assets. The internal control systems and financial records are subjects to review by the external auditors during the examination of the financial statements.

     The Board of Directors oversees management's performance of its financial reporting and internal control responsibilities. The Board of Directors carries out its responsibility with regard to the consolidated financial statements primarily through its Audit Committee.

     The Audit Committee, which is composed exclusively of outside directors, meets regularly with the external auditors, and with management, to discuss accounting policies and practices, internal control systems, the scope of audit work and to assess reports on audit work performed. The external auditors have direct access to the Audit Committee, with or without the presence of management, to discuss results of their audits and any recommendations they have for improvements in internal controls, the quality of financial reporting and any other matters of interest. The financial statements have been reviewed and approved by the Board of Directors on the recommendation of the Audit Committee.

Bruno Ducharme                                            Andre Gauthier
President and Chief Executive Officer                     Vice-President and Chief Financial Officer

AUDITORS' REPORT

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF
Telesystem International Wireless Inc.

We have audited the consolidated balance sheets of TELESYSTEM INTERNATIONAL WIRELESS INC. as at December 31, 2002 and 2001 and the consolidated statements of loss and deficit and cash flows for each of the years in the three-year period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with Canadian and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

     In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2001 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2002 in accordance with Canadian generally accepted accounting principles.

     As described in Note 3, in 2002, the Company has changed its method of accounting for goodwill and other intangible assets and stock-based compensation and other stock-based payments.

Chartered Accountants
Montreal, Canada
February 28, 2003

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA - U.S.
REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in
Note 1 to the financial statements. Our report to the shareholders dated February 28, 2003 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events when they are adequately disclosed in the financial statements.

Chartered Accountants
Montreal, Canada
February 28, 2003

CONSOLIDATED BALANCE SHEETS (NOTE 1)

As at December 31, (In thousands of U.S. dollars)                                2002            2001
                                                                              ---------       --------
ASSETS [Note 6]
CURRENT ASSETS
     Cash and cash equivalents                                                   60,706         85,460
     Trade debtors [net of allowance for doubtful
     accounts of $7,503; 2001 - $8,510]                                          54,640         48,759
     Inventories                                                                 10,248          9,601
     Value added taxes recoverable                                                2,634          6,772
     Prepaid expenses                                                            21,789         22,012
     Current assets related to discontinued operations [Note 16]                   --          182,047
     Deferred income tax assets [Note 11]                                         1,010          3,548
     Other current assets                                                        12,248          7,774
                                                                              =========      =========
TOTAL CURRENT ASSETS                                                            163,275        365,973

     Property, plant and equipment [Note 5]                                   1,022,300        877,699
     Licenses [Note 5]                                                           94,593         97,667
     Goodwill [Note 3]                                                           52,606         52,606
     Non-current assets related to discontinued operations [Note 16]               --          470,043
     Deferred financing costs                                                    22,229         25,224
     Investments and other assets [Note 4]                                       95,300         17,454
                                                                              1,450,303      1,906,666
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES

     Short-term loans [Notes 6]                                                  47,406         83,500
     Trade creditors                                                             79,532         66,393
     Income and value added taxes payable                                         5,459          1,465
     Accrued liabilities                                                         36,123         39,469
     Current liabilities related to discontinued operations [Note 16]              --          107,727
     Deferred revenues                                                           38,468         32,370
     Distribution payable to non-controlling interest [Note 4]                   13,400           --
     Current portion of long-term debt [Note 6]                                 223,868         44,519
                                                                              =========      =========
TOTAL CURRENT LIABILITIES                                                       444,256        375,443

     Long-term debt [Note 6]                                                    739,313        784,183
     Deferred income tax liabilities [Note 11]                                    5,211          3,548
     Non-current liabilities related to discontinued operations [Note 16]          --          381,432
     Other non-current liabilities [Notes 4 and 6]                               15,445         14,775
     Non-controlling interest                                                   194,541        178,228
SHAREHOLDERS' EQUITY [Note 7]
     Share capital [Note 7]                                                   1,056,595        696,954
     Additional paid-in capital [Note 7]                                        244,875           --
     Equity component of convertible debentures [Note 8]                           --          405,195
     Units [Note 8]                                                                --          260,843
     Warrants [Notes 7 and 8]                                                     1,314         14,502
     Deficit                                                                 (1,255,449)    (1,126,015)
     Cumulative translation adjustment [Notes 4 and 16]                           4,202        (82,422)
                                                                              ---------       --------
TOTAL SHAREHOLDERS' EQUITY                                                       51,537        169,057
                                                                              =========      =========
                                                                              1,450,303      1,906,666

Commitments and contingencies [Notes 1, 4  and 14]
See accompanying notes

On behalf of the Board

Charles Sirois, Director                     C. Kent Jespersen, Director

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

Years ended December 31, (In thousands of U.S. dollars, except per share data)           2002              2001              2000
                                                                                      ---------         ---------          ---------
REVENUES
     Services                                                                           652,909           495,230           332,471
     Equipment                                                                           41,545            30,995            21,581
                                                                                      ---------         ---------          ---------
                                                                                        694,454           526,225           354,052

     Cost of services                                                                   204,203           171,239           102,725
     Cost of equipment                                                                   64,754            50,306            43,983
     Selling, general and administrative expenses [Note 9]                              183,463           183,113           201,982
     Depreciation and amortization [Note 9]                                             154,448           122,008            90,384
OPERATING INCOME (LOSS)                                                                  87,586              (441)          (85,022)
     Interest expense [Note 9]                                                         (106,202)         (121,257)          (95,689)
     Interest income                                                                      2,228             6,417            16,894
     Foreign exchange gain (loss)                                                         2,635             3,577            (5,043)
     Gains on Recapitalization, Units exchange and expiry [Note 8]                       91,655              --                --
     Gain (loss) on investments [Note 4]                                                   (528)          (10,741)           85,669
     Gain (loss) on forgiveness (extinguishment) of debt [Note 6]                       (10,100)          238,940              --
Income (loss) from continuing operations before income taxes
   and non-controlling interest                                                          67,274           116,495           (83,191)
Income taxes [Note 11]                                                                   32,502              --                --
Income (loss) from continuing operations
   before non-controlling interest                                                       34,772           116,495           (83,191)
Non-controlling interest                                                                 27,187            45,894            63,519
Income (loss) from continuing operations                                                 61,959           162,389           (19,672)
Loss from discontinued operations [Note 16]                                            (189,133)         (416,103)         (335,684)

NET LOSS                                                                               (127,174)         (253,714)         (355,356)
Deficit, beginning of year:
     As previously reported                                                          (1,126,015)         (858,602)         (476,033)
     Adjustment [Note 3]                                                                   --              14,863            12,006
     As restated                                                                     (1,126,015)         (843,739)         (464,027)
Interest paid in shares on convertible debentures [Note 10]                                --             (11,625)          (11,663)
Accretion of equity component of convertible debentures [Note 10]                        (2,260)          (16,937)          (12,693)
                                                                                      ---------         ---------          ---------
DEFICIT, END OF YEAR                                                                 (1,255,449)       (1,126,015)         (843,739)

Basic earnings (loss) per share [Note 10]
     From continuing operations                                                            0.13              7.71             (2.83)
     From discontinued operations                                                         (0.42)           (24.00)           (21.58)
     Net loss                                                                             (0.29)           (16.29)           (24.41)
Diluted earnings (loss) per share [Note 10]
     From continuing operations                                                            0.13              4.05             (2.83)
     From discontinued operations                                                         (0.42)           (10.33)           (21.58)
     Net loss                                                                             (0.29)            (6.28)           (24.41)

See accompanying notes

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31, (In thousands of U.S. dollars)                                   2002             2001               2000
                                                                                       --------          --------           --------
OPERATING ACTIVITIES
     Income (loss) from continuing operations                                            61,959           162,389           (19,672)
     Reconciling items:
        Depreciation and amortization                                                   154,448           122,008            90,384
        Non-cash financial expenses                                                      35,159            51,171            53,285
        Non-controlling interest                                                        (27,187)          (45,894)          (63,519)
        Gains on Recapitalization, Units exchange and expiry                            (91,655)             --                --
        Gain (loss) on investments                                                          528            10,741           (85,669)
        Gain on forgiveness of debt                                                        --            (238,940)             --
        Other non-cash items                                                              4,643            (3,642)            3,917
     Changes in operating assets and liabilities [Note 12]                              (12,748)          (49,054)           73,224
CASH PROVIDED BY OPERATING ACTIVITIES                                                   125,147             8,779            51,950
INVESTING ACTIVITIES
     Acquisition of property, plant and equipment                                      (242,893)         (286,549)         (325,313)
     Increase of ownership in subsidiaries [Note 4]                                        --             (23,239)          (20,000)
     Proceeds from sales of investments [Note 4]                                            680              --              75,366
     Other investments                                                                     --               3,217             5,198
CASH USED IN INVESTING ACTIVITIES                                                      (242,213)         (306,571)         (264,749)
FINANCING ACTIVITIES [Notes 7 and 8]
     Increase in (repayment of) short-term loans                                        (36,093)          (29,500)          107,209
     Proceeds from Units issued, net of issue costs                                        --             248,591              --
     Proceeds from Recapitalization, shares and warrants
        issued, net of issue costs [Notes 7 and 8]                                       41,202            15,169           107,895
     Proceeds from subsidiary's shares issued to
        non-controlling interest, net of issue costs                                     29,930            65,779           121,340
     Subsidiary's distributions paid to non-controlling
        interest [Note 4]                                                               (10,798)             --                --
     Proceeds from long-term debt                                                       333,557           114,106           176,385
     Repayment of long-term debt                                                       (250,498)          (25,705)           (7,002)
     Deferred financing costs                                                            (8,646)             --                --
     Payments made in notes exchange, including fees and costs                             --             (55,838)             --
     Issuance of convertible debentures, net of issue costs                                --                --             291,000
CASH PROVIDED BY FINANCING ACTIVITIES                                                    98,654           332,602           796,827
Net effect of exchange rate translation on cash
   and cash equivalents                                                                     721              (628)            4,436
Cash provided by (used in) continuing operations                                        (17,691)           34,182           588,464
Cash used in discontinued operations                                                     (7,063)          (79,397)         (504,148)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS FOR THE YEAR                           (24,754)          (45,215)           84,316
Cash and cash equivalents, beginning of year                                             85,460           130,675            46,359
CASH AND CASH EQUIVALENTS, END OF YEAR                                                   60,706            85,460           130,675

See accompanying notes

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002 and 2001

(All tabular amounts are in thousands of U.S. dollars unless otherwise indicated)


NOTE 1. DESCRIPTION OF BUSINESS AND GOING CONCERN UNCERTAINTY

The Company, either directly or indirectly, develops, acquires and operates wireless telecommunications networks. The Company currently has cellular operations in Romania, the Czech Republic and India. During 2001, the Company discontinued its ESMR/SMR services in Western Europe. The Company also sold its B-Band cellular joint venture operations in Brazil on March 30, 2001 and on March 5, 2002, adopted a formal plan to dispose of its A-Band cellular operations in Brazil. [See Note 16].

     The Company expects to have significant future capital requirements, particularly in relation to the expansion of the Czech Republic cellular network, the servicing of its debt, the addition of capacity to its existing networks and to acquire, if options are exercised, a certain number of shares of its operating subsidiaries owned by non-controlling interests. The Company intends to finance such future capital requirements from cash flow from operating activities, borrowings under its existing credit facilities, non-controlling interests' funding under shareholders' subscription and through other externally generated funds such as the disposition of assets and the sale of equity securities. The ability to generate sufficient short-term and long-term capital in the future is dependent upon many factors, including general economic conditions in the countries where the Company conducts its principal operations and financial market conditions.

     As at December 31, 2002, due to the maturity of its corporate credit facility on June 30, 2003 and the maturity of the 14% Senior Guaranteed Notes on December 30, 2003, the committed cash obligations of the Company for the upcoming twelve months exceed the committed sources of funds and the Company's cash and cash equivalents on hand. In addition, it will be necessary for the Company to comply with covenants to have access to its financing arrangements according to the terms of the related agreements. As a result, there is significant uncertainty as to whether the Company will have the ability to continue as a going concern. In addition to the available sources of funds from the MobiFon transactions describes in Note 4 [b], the Company continues to review opportunities to refinance its corporate indebtedness, raise new financing and sell assets.

     The consolidated financial statements have been prepared on a going concern basis, which assumes the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the ordinary course of business. These financial statements do not include any adjustments to the amounts and classification of assets and liabilities including investment held for sale that may be necessary should the Company not be successful in its efforts to refinance its corporate indebtedness, raise new financing and sell assets.

     The Company's future performance may also be affected by other factors such as political changes including government actions relating to its licenses and local taxes, changes in technology, competition, inflation and foreign exchange fluctuations.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in accordance with accounting principles generally accepted in Canada. As further described in Note 17, these accounting principles differ in certain respects from those that would have been followed had these financial statements been prepared in conformity with accounting principles generally accepted in the United States and related rules and regulations adopted by the United States Securities and Exchange Commission. The preparation of financial statements by management in accordance with generally accepted accounting principles requires the selection of accounting policies from existing acceptable alternatives. The summary of significant accounting policies is as follows:

Investments

Investments over which the Company exercises control are consolidated. Investments, which are jointly controlled, are included using the proportionate consolidation method. Under this method, the Company's proportionate share of the assets, liabilities, income, expenses and cash flows of its joint ventures is consolidated in the Company's financial statements. Investments over which the Company has significant influence are accounted for using the equity method. Other long-term investments are stated at cost, less provisions for losses in value that are other than temporary. Investments held for sale are accounted for at the lower of their carrying value and estimated net realizable value.

     The effect of the change in the Company's equity interest as a result of the shares issued by subsidiaries to non-controlling interests enters into the determination of consolidated net income (loss).

The following table summarizes, as at December 31, 2002 and 2001 the Company's principal subsidiaries and investees, grouped by business segments, along with the accounting treatment for these operations:


                                                                            2002                                   2001
                                                         ------------------------------------     ---------------------------------
                                                                 ULTIMATE                                 ULTIMATE
                                                         EQUITY INTEREST/          ACCOUNTING     EQUITY INTEREST/       ACCOUNTING
Company                                                     VOTING RIGHTS           TREATMENT        VOTING RIGHTS        TREATMENT
-------                                                  ----------------       -------------     ----------------    -------------
CENTRAL / EASTERN EUROPE (1)
ClearWave N.V. (Holding) [Notes 4 [b] and 8]               85.6%/MAJORITY       CONSOLIDATION       45.5%/majority    Consolidation
     MobiFon S.A. (Romania)                                53.4%/MAJORITY       CONSOLIDATION       28.9%/majority    Consolidation
     TIW Czech N.V. (Holding)                              20.7%/MAJORITY       CONSOLIDATION       10.4%/majority    Consolidation
       Cesky Mobil a.s. (Czech Republic)                   19.8%/MAJORITY       CONSOLIDATION       10.1%/majority    Consolidation
BRAZIL (DISCONTINUED OPERATIONS) [NOTE16]

Telpart Participacoes S.A. (Holding)                    48.9%/SIGNIFICANT                                             Proportionate
     ("Telpart") (A-Band) (2)                                   INFLUENCE              EQUITY          48.9%/joint    Consolidation
     Telemig Celular Participacoes S.A                      9.7%/MAJORITY                 (2)        9.5%/majority              (2)
     Tele Norte Celular Participacoes S.A                   9.5%/MAJORITY                 (2)        9.5%/majority              (2)


(1) In February 2002, the Company's ultimate equity interest in ClearWave N.V., ["ClearWave"] MobiFon S.A., ["MobiFon"] and Cesky Mobil a.s., ["Cesky Mobil"] increased to 85.6%, 54.4% and 19.1%, respectively. [See Note 8]. For accounting purposes, the Company consolidated 100% of the operations of ClearWave until the expiry of the Units on June 30, 2002 at which time the Company recognized a non-controlling interest of 14.4%. As a result of MobiFon's share repurchase program, the Company's ultimate equity interest in MobiFon as at December 31, 2002 decreased to 53.4%. [See Note 4 [b]].

(2) Telpart has majority voting rights in these investees and they are consolidated at the Telpart level; Telpart's results are accounted for using the equity method in the Company's accounts in 2002 as opposed to being proportionally accounted for in 2001. [See Note 16].

Use of Estimates

The preparation of the Company's consolidated financial statements in accordance with generally accepted accounting principles in Canada requires management to use estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses during the reporting period. Such estimates include the Company's assessment of the net realizable value of its investment held for sale. Actual results could differ from these estimates.

Cash Equivalents

Cash equivalents consist of term deposits and highly liquid debt instruments purchased with a maturity of three months or less, and are considered to be cash equivalents for cash flow reporting purposes.

Inventories

Inventories consist of telecommunications equipment held for resale and are stated at the lower of cost, determined on a first-in first-out basis, and net realizable value.

Property, Plant, Equipment and Licenses

Property, plant, equipment and licenses are recorded at cost and are amortized over their estimated useful lives using the straight-line method over the following periods:

Buildings                                                               20 years
Network equipment and infrastructure                                    10 years
Computer equipment and software                                     3 to 5 years
Other equipment                                                     3 to 5 years
Leasehold improvements                                         Term of the lease
Licenses                                                         15 and 20 years

     The Company undertook a review of the remaining useful lives of certain of its assets based on the current and expected future technical condition and utility of these assets. As a result, effective October 1, 2002, the Company changed the estimated useful lives of certain of these assets reported with network equipment and with computer equipment and software, which resulted in an increase in depreciation expense in 2002 of approximately $3.0 million including $1.6 million of asset write-downs.

     The costs of maintenance and replacement of minor items of property, plant and equipment are charged to maintenance expense. Renewal and improvements are capitalized.

     Interest is capitalized during the construction of the Company's networks by allocating a portion of borrowing costs to the expenditures incurred on assets under construction.

Goodwill

Goodwill represents the excess of the cost of business acquisitions over the fair value of the identifiable net assets acquired. Goodwill is tested for impairment annually or more often if events or changes in circumstances indicate that it might be impaired. The impairment test consists of a comparison of the fair value of the reporting unit to which goodwill is assigned with its carrying amount. Any impairment loss in the carrying amount compared with the fair value is charged to income in the year in which the loss is recognized.

Financing Costs

Share and equity instrument issue costs are recorded as a reduction of the related accounts. Debt issue costs are deferred and are amortized over the life of the debt to which they relate using the effective interest rate method.

Discontinued Operations

The results of discontinued operations are included in net loss but reported separately for current and prior periods. The consolidated balance sheet separately presents the current and non-current assets and liabilities related to the discontinued operations of consolidated subsidiaries and proportionately consolidated joint venture for prior periods.

Income Taxes

The Company follows the liability method in accounting for income taxes. Deferred tax balances reflect the tax consequences on future years of differences between the tax bases of assets and liabilities and their financial reporting amounts. Valuation allowances are established when it is more likely than not deferred tax assets will not be realized.

Foreign Currency Translation

Transactions arising in currencies other than U.S. dollars are translated into U.S. dollars at the exchange rate at the transaction dates. At the balance sheet date, monetary assets and liabilities denominated in foreign currencies are translated at the year-end rates of exchange. The resulting translation gains or losses are recognized in the consolidated statements of loss.

     Results of operations from self-sustaining subsidiaries and joint ventures which report in currencies other than U.S. dollars are translated using the monthly average exchange rates, while assets and liabilities are translated using the current rates at each balance sheet date. The resulting exchange gains or losses are accumulated in the cumulative translation adjustment account included as a component of shareholders' equity.

     The financial statements of foreign entities in highly inflationary economies are re-measured using the U.S. dollar as the functional currency. U.S. dollar transactions are shown at their historical value. Monetary assets and liabilities denominated in local currencies are translated into U.S. dollars at the prevailing year-end exchange rate. All other assets and liabilities are translated at historical exchange rates. Results of operations have been translated using the monthly average exchange rates. Translation differences resulting from the use of these different rates are charged to income.

Revenue Recognition

Revenues from airtime and roaming, including those billed in advance, are recognized when services are provided or when contracts expire in cases where services have not been used. Revenues from handsets and related equipment are recognized upon shipment except for those included in a bundled package with airtime, which are deferred and amortized over the term of the contract. When handsets, related equipment and access to network are bundled with airtime, the revenue for the airtime is measured at the price of the airtime on a stand-alone basis. When prepaid cards are sold to dealers, the revenue from the airtime is measured at the face value of the time sold but such revenue is initially deferred until the airtime is actually used by the customer or the card expires. Commissions to dealers are classified within selling, general and administrative expenses.

Subscriber Acquisition Costs

The excess between the cost of handsets to the Company over the amount recovered from sales to subscribers is recognized upon the sale of the handsets and is recorded in cost of equipment.

Advertising Costs

Advertising costs are expensed as incurred.

Earnings per Share

Basic and diluted earnings (loss) per share are calculated using the treasury stock method. Diluted earnings (loss) per share are calculated taking into consideration the effect of the exercise of securities which have a dilutive effect. Basic earnings (loss) per share are calculated using the weighted average number of voting shares outstanding during the year.

Derivative Financial Instruments

Interest rate option and swap agreements and cross currency swap agreements are used by the Company to hedge cash flow risk on certain of its variable rate long-term debt. The gains (losses) on these instruments are recognized in the statement of loss when the hedged item affects earnings.

Stock-based Compensation Plans

No compensation expense is recognized for the Company's option plans when stock options are issued to employees and directors with no cash settlement features. For pro-forma disclosure purposes, stock-based compensation is determined using the fair value method and the fair value of the stock options is determined using the Black Scholes Option Pricing Model. Any consideration paid by employees or exercise of stock options or purchase is credited to share capital.

Recent Developments

The Canadian Institute of Chartered Accountants recently issued Section 3063, Impairment of Long-Lived Assets. This Section establishes standards for the recognition, measurement and disclosure of the impairment of long-lived assets held for use. The new standard replaces requirements on the write-down of assets previously contained in Section 3061, Property, Plant and Equipment and is effective for 2004. The Company is currently assessing the new requirements and the impact that adoption will have on its consolidated financial statements.

NOTE 3. CHANGE IN CANADIAN ACCOUNTING POLICIES

Effective January 1, 2001, the Company retroactively adopted the new accounting recommendation with respect to accounting for foreign exchange gains or losses on monetary items and non-monetary items carried at market that have a fixed or ascertainable life extending beyond the end of the following year. Previously, these gains and losses were deferred and amortized on a straight-line basis over the term of the related items. The new recommendations require that these gains and losses be included in the determination of net income as they arise.

     This change in accounting policy has been applied retroactively and has had the following impact on the financial statements: for 2001, total assets decreased by $17.9 million, non-current liabilities related to discontinued operations decreased by $8.4 million and deficit increased by $9.5 million, loss from discontinued operations increased by $4.6 million, and basic loss per share increased by $0.26. For 2000, total assets decreased by $9.0 million, non-current liabilities related to discontinued operations decreased by $23.9 million and deficit decreased by $14.9 million, loss from discontinued operations decreased by $2.9 million, and basic loss per share decreased by $0.19.

     Effective January 1, 2002, the Company adopted the standard in Section 3062, Goodwill and Other Intangible Assets, of the Canadian Institute of Chartered Accountants Handbook, to be applied prospectively. Under the new standard, goodwill is no longer amortized but tested for impairment on an annual basis and the excess of the carrying amount over the fair value of goodwill is charged to earnings.

The following table reconciles the reported net loss and adjusted net loss excluding amortization of goodwill:

For the years ended December 31                                 2002         2001         2000
                                                              --------     --------     --------
Reported net loss                                             (127,174)    (253,714)    (355,356)
Amortization of goodwill from continuing operations                --          2,607         811
Amortization of goodwill from discontinued operations              --          7,969       9,900
Adjusted net loss                                             (127,174)    (243,138)    (344,645)
Adjusted loss per share
     Basic                                                       (0.29)      (15.61)      (23.72)
     Diluted                                                     (0.29)       (6.02)      (23.72)


     Effective January 1, 2002, the Company adopted CICA 3870 Stock-Based Compensation and Other Stock-Based Payments. As permitted by CICA 3870 the Company has applied this change prospectively for new awards granted on or after January 1, 2002. The Company has chosen to recognize no compensation when stock options are granted to employees and directors under stock options with no cash settlement features. The fair value of stock options is determined using the Black Scholes Option Pricing Model. In periods prior to January 1, 2002, the Company recognized no compensation when stock or stock options were issued to employees. Pro-forma information regarding net income is required and has been determined as if the Company has accounted for its employee stock options under the fair value method. The fair value for these options was estimated at the date of grant using a Black Scholes Option Pricing Model with the following assumptions for 2002: weighted-average risk-free interest rates of 5.0%; dividend yields of 0%; weighted-average volatility factors of the expected market price of the Company's of 40.0%; and a weighted-average expected life of the options of 5 years.

     For purposes of pro-forma disclosures, the estimated fair value of the options is amortized to expense over the options vesting periods. The Company's pro-forma net loss under Canadian GAAP would be increased by $4.3 million for the year ended December 31, 2002 considering all options issued since the beginning of the plans and would have increased basic and diluted loss per share by $0.01.

NOTE 4. INVESTMENTS AND OTHER ASSETS

[a]  Investments and other assets

Investments and other assets consist principally of investments held for sale including the Company's share in the assets of Hexacom India Limited ["Hexacom"] and in Brazil [see Note 16]. The Company's contribution in the capital of TIW Asia N.V., was satisfied by the transfer of its equity interest in Hexacom, an Indian cellular operator. Since the Company retains the risks and rewards of ownership of Hexacom, the Company's share of Hexacom's assets and liabilities continue to be presented separately. The Company's share in the liabilities of Hexacom totalled $4.1 million and $5.3 million as at December 31, 2002 and 2001, respectively and are included with other non-current liabilities. As at December 31, 2002, cash contributions that would otherwise have been made by the Company to the capital of TIW Asia N.V., net of the amount owed to the Company by TIW Asia N.V., and the Company's proportionate share of such amount is recorded as an accrued liability and amounts to $5.0 million [$4.8 million in 2001].

     On December 24, 2001, the Company transferred $5.5 million to a trust for the contingent payments under an incentive retention plan for its key employees and this amount is included with investments and other assets. The retention incentive provides for a payment upon an involuntary termination of employment for any reason other than performance or cause, of an amount equal to between four months and thirty-six months of base salary, depending on certain factors including seniority and functions filled, plus a portion of target bonus for the same period. As at December 31, 2002, the trust's assets consist of $2.7 million of marketable securities and $2.8 million of prepaid contingent employee taxes. In the event payments are not made to employees under the above plan, such taxes will revert to the trust.

[b]  Business acquisitions and divestitures

CLEARWAVE

On June 30, 2002, the remaining Units outstanding after the recapitalization described in Note 8, expired and the Company's equity ownership in ClearWave which was previously 100% for accounting purposes decreased to 85.6%.

MOBIFON

In June 2000, ClearWave acquired 4.23% of MobiFon's outstanding shares from a minority shareholder for an aggregate purchase price of $32.2 million. Of this amount, $17.0 million was paid in cash and $6.1 million through a forgiveness of debt. The remaining $9.1 million of the balance payable was paid through an issue of the Company's shares. Subsequently in 2001, the Company sold 25% of the acquisition for proceeds equal on a pro-rata basis to the consideration paid by the Company. The acquisition, net of shares subsequently sold, was accounted for using the purchase method. As a result of the acquisition, $19.5 million of goodwill was recorded and ClearWave's equity interest increased from 54.7% to 58.9%.

     On February 15, 2001, ClearWave acquired 5.7% of MobiFon's outstanding shares from certain minority shareholders for an aggregate purchase price of $40.5 million. Of this amount, $23.2 million was paid cash, $12.3 million through the issuance by the Company of Units and $5.0 million through a forgiveness of debt. The transactions were accounted for using the purchase method and goodwill amounting to $31.0 million was recorded on this transaction and ClearWave's equity interest in MobiFon increased from 58.9% to 63.5%.

     During 2002, as a result of dividends declared and paid by MobiFon, $10.1 million was paid to non-controlling interest. On October 30, 2002, the shareholders of MobiFon approved distributions of up to $38.8 million by means of a share repurchase. Shareholders can tender their shares between October 30, 2002 and June 30, 2003 in order to realize their pro-rata share of this distribution amount of which ClearWave's share is $24.6 million. In the event not all MobiFon shareholders exercise their options to sell their entire pro-rata portion, any of the MobiFon shareholders shall have the right to buy-back the shares sold to MobiFon at the same purchase price by December 31, 2003. A first distribution of $16.6 million was paid on October 30, 2002, of which $15.8 million was paid to ClearWave. A further distribution of $8.8 million was paid to ClearWave on December 19, 2002. The effect of these distributions was to decrease the Company's ultimate equity interest in MobiFon from 54.4% to 53.4%. MobiFon's shareholders are not required to participate pro-rata in the share repurchase.

     Accordingly, the Company's ultimate ownership of MobiFon may vary between 53.4% and 54.4%, throughout the tender period, depending on the timing and the extent of each shareholder's participation in the repurchase. As it is not determinable that all shareholders of MobiFon will participate pro-rata in the share repurchase, pending expiration of the tender period, distributions made through share repurchases have been accounted for in a manner similar to dividends declared by a subsidiary and the amount that MobiFon is committed to distribute to non-controlling interests is presented within current liabilities.

     On December 18, 2002, the Company reached an agreement for the sale of 11.1 million shares of MobiFon, currently owned by ClearWave, representing 5.7% of the then issued and outstanding share capital of MobiFon for a total cash consideration of $42.5 million. The transaction, expected to close in the first quarter of 2003, is subject to the fulfillment of certain conditions. As a result of the above transactions, the Company's ultimate ownership in MobiFon may be reduced from the pre share repurchase level of 54.4% down to between 48.4% and 49.4% depending on the outcome of the share repurchase.

     In the event there has not been an initial public offering of the shares of MobiFon by October 1, 2004, a holder of 14.4% of the shares of MobiFon may require the Company or ClearWave, at the Company's option, to make an offer to acquire such minority shareholder's shares. The purchase price of such shares will be the then fair market value as determined by an independent evaluator and shall be payable in cash or shares of the Company at the Company's option. An additional 5.7% share ownership of MobiFon will be the object of a similar arrangement upon closing of the December 18, 2002 agreement to sell 11.1 million shares of MobiFon.

CESKY MOBIL

In January 2000, TIW Czech, a subsidiary of ClearWave, exercised its right to acquire an additional 34.5% interest in Cesky Mobil for $3.0 million pursuant to call option agreements with a minority shareholder of Cesky Mobil. As a result of this transaction TIW Czech's equity interest in Cesky Mobil increased from 51.0% to 85.5%. This acquisition was accounted for using the purchase method, and the excess of the purchase price over the fair value of the identifiable net assets acquired resulted in the creation of goodwill in an amount of $5.6 million.

     Following the capital calls of Cesky Mobil, in 2000, 2001 and 2002 in which the shareholders other than the Company's subsidiary did not participate, the equity interest of TIW Czech in Cesky Mobil a.s., increased from 85.5% to 94.1% and 95.5% at December 31, 2000 and 2001, respectively and further increased to 96.3% on January 17, 2003 as a result of the registration of the shares issued pursuant to the December 2001 and March and June 2002 calls. No goodwill resulted from these transactions.

     As part of the creation of Cesky Mobil, a minority shareholder was given a put option and, as a result, TIW Czech, may be required to purchase the Cesky Mobil shares owned by this minority shareholder for an amount equal to the amount paid, in Czech Koruna, for such shares by the minority shareholder plus interest of 7.0% per annum. This put option is exercisable during a period of two years beginning in October 2001. As at December 31, 2002, this minority shareholder has contributed $13 million to the equity of Cesky Mobil and this amount is included with non-controlling interest on the balance sheet. ClearWave's share of this commitment, if exercised, is $4.6 million as at December 31, 2002.

     On December 11, 2002, the Supervisory Board of TIW Czech, approved a stock option and stock appreciation rights plan for employees of Cesky Mobil and the grant of options thereunder. After a vesting period, options issued in connection with this plan will allow, subject to an Initial Public Offering or a change of control of TIW Czech (the "Events") or Cesky Mobil, holders to acquire in aggregate approximately 0.8% of the shares of TIW Czech or the cash equivalent thereof at a price which is not lower than the fair value as of December 31, 2002. The Company will record an expense, if any, in the period in which the Events become probable.

OTHER

On April 7, 2000, the Company sold its shares in CallMax B.V., its paging operations in The Netherlands, for a nominal amount. A loss of $6.6 million was recognized.

     On April 14, 2000, the Company's Chinese investee sold all its assets for
209.1 million Chinese Renminbi [$23.4 million]. This transaction resulted in a gain of $8.3 million of which $4.4 million and $3.9 million were recognized in 2001 and 2000, respectively.

     On June 29, 2000, the Company sold its wholly-owned subsidiary, TIW UMTS UK Ltd., to Hutchison 3G UK Holdings Ltd. [3G UK Holdings], for a nominal amount and no gain or loss resulted from this transaction. On July 12, 2000, the Company waived its right to acquire 3.5% of the outstanding shares of 3G UK Holdings, for a net cash consideration of (pound)51.1 million [$75.4 million] and recognized a corresponding gain.

     On September 27, 2001, the Company sold its interest in W-Aura, a wireless internet joint venture in Brazil and realized a loss on sale of investment of $9.3 million.

     On December 24, 2001, the Company decided to dispose of its paging operation in Mexico and relinquished its joint control of the investment. A loss of $5.6 million was recognized as a result of these actions.

[c]  Cumulative translation adjustment

The movement in the cumulative translation adjustment account of $86.6 million, reported as a component of the shareholders' equity, resulted mainly from the appreciation of the Czech Koruna of $3.3 million, less $34.7 million related to the devaluation of the Brazilian real during the year and the realization of the cumulative translation losses related to Brazil of $118.5 million. The exchange rate was 35.587 Czech Koruna for one U.S. dollar and 30.12 Czech Koruna for one U.S. dollar as at December 31, 2001 and December 31, 2002, respectively. The exchange rate for the Brazilian real was 2.310 for one U.S. dollar and 3.54 for one U.S. dollar as at December 31, 2001 and December 31, 2002.

NOTE 5. PROPERTY, PLANT AND EQUIPMENT AND LICENSES


                                                        ACCUMULATED     NET CARRYING
As at December 31, 2002                        COST     DEPRECIATION        VALUE
                                             ---------  ------------   -------------
Property, plant and equipment
     Network equipment                       1,153,466      298,721      854,745
     Buildings and leasehold improvements       34,267        8,716       25,551
     Computer equipment and software           194,440      106,537       87,903
     Other equipment                            27,343       16,062       11,281
     Construction in progress                   42,820         --         42,820
                                             ---------      -------    ---------
                                             1,452,336      430,036    1,022,300
Licenses                                       140,581       45,988       94,593


                                                        ACCUMULATED     NET CARRYING
As at December 31, 2002                        COST     DEPRECIATION        VALUE
                                             ---------  ------------   -------------
Property, plant and equipment
     Network equipment                         846,475      183,663      662,812
     Buildings and leasehold improvements       29,767        6,573       23,194
     Computer equipment and software           149,999       68,045       81,954
     Other equipment                            24,519       11,786       12,733
     Construction in progress                   97,006         --         97,006
                                             ---------      -------    ---------
                                             1,147,766      270,067      877,699
Licenses                                       134,800       37,133       97,667

Included in buildings and leaseholds improvements are assets with a net carrying value of $11.2 million as at December 31, 2002 [$12.2 million - 2001] that are financed through an obligation under a capital lease.

NOTE 6. FINANCING ARRANGEMENTS

The Company's short-term credit facilities consist of the following:

Corporate Credit Facility

The Company's corporate credit facility's maturity was extended from December 15, 2002 to June 30, 2003. In connection with the extension, the Company agreed to repay $5.0 million by March 31, 2003. The facility is collateralized by substantially all assets of the Company and bears interest at U.S. base rate plus a margin of 8.36% or LIBOR plus a margin of 9.36%. Under the terms of the facility, any amount received by the Company and flowing from dividends paid by its Central and Eastern European operations, other than amounts representing operational and investment requirements of the Company and ClearWave to June 30, 2003, will be used to further reduce the amount outstanding on the corporate facility. As at December 31, 2002, the amount drawn was $47.4 million [$83.5 million as at December 31, 2001]. The weighted average rate of interest was 11.8% in 2002 [15.0% - 2001]. The affiliates of two significant shareholders of the Company have committed in aggregate 57% of the principal amounts available under the corporate credit facility.

Operating Credit Facilities of Subsidiaries

As at December 31, 2002, MobiFon and Cesky Mobil have available uncommitted operating credit facilities totalling $20 million and Euro10.0 million [$10.5 million] respectively, none of which were drawn as at December 31, 2002 and December 31, 2001. The Euro10.0 million facilities consist of a Euro7.0 million and a Euro3.0 million facility. The Euro7.0 million facility bears interest when drawn as a term loan, at a rate of EURIBOR, PRIBOR or LIBOR plus 0.6% per annum for EURO, Koruna and U.S. dollar drawings, respectively and the Euro3.0 million facility bears interest at a rate of EURIBOR or PRIBOR, plus 0.7% to 0.8% per annum for EURO and Koruna drawings respectively. The $20 million facilities consist of a $9.0 million overdraft facility and $1.0 million for issuance of letters of guarantee to third parties and a second $10 million facility. The $9.0 million overdraft facility can be drawn in U.S. dollars bearing interest of LIBOR plus 1.5% per annum or in Romanian Lei bearing interest at the rate of the bank's cost of funds plus 5% per annum. The second $10 million facility is repayable on demand and bears interest at the rate of the lender's U.S. dollar prime rate plus 3.05% per annum.

Long-Term Debt

As at December 31                                                                        2002       2001
                                                                                       --------   --------
Corporate
     14% Senior Guaranteed Notes                                                        223,868    203,140
     Amended ESD's 2006 [Note 8]                                                            782       --
     Other                                                                                  550      4,039
                                                                                        225,200    207,179
MobiFon - Syndicated senior credit facility

     Original facility                                                                       --    158,825
     Expansion facility                                                                      --     71,963
     2002 facility                                                                      255,000         --
                                                                                        255,000    230,788
Subordinated loans, including accrued interest
of $7,726 as at December 31, 2001                                                            --     17,726
Sale and lease back financing, option
expected to be exercised in July 2004                                                    12,700     12,700
                                                                                        267,700    261,214
CeskyMobil - Syndicated senior credit facility Tranche "A" [Euro236.8 million and
     Koruna 3.3 billion - 2002,

     Euro179.4 million and Koruna 2.5  billion - 2001]                                  358,191    229,902
     Tranche "B" [Euro26.6 million and Koruna 1.7 billion - 2002
     and 2001]                                                                           84,910     71,902
                                                                                        443,101    301,804
Financing under supply contracts to be refinanced by the syndicated senior
   credit facilities [Euro25.6 million - 2002, Euro65.8 million - 2001]                  27,180     58,505
                                                                                        470,281    360,309
                                                                                        963,181    828,702
Less current portion                                                                    223,868     44,519
                                                                                       --------   --------
                                                                                        739,313    784,183

14% Senior Guaranteed Notes

On September 19, 2001, the Company completed the exchange of $379.5 million of 13 1/4% Senior Discount Notes due 2007 ($324.5 million of accreted value) and $167.0 million of 10 1/2% Senior Discount Notes due 2007 ($148.5 million of accreted value) for $50 million of cash and $194.8 million of 14% Senior Guaranteed Notes (the "14% Notes") due December 30, 2003 resulting in the realization of a gain on forgiveness of debt of $238.9 million. As a result of this exchange, an aggregate of $0.6 million [$0.5 million as at December 31, 2001] of 13 1/4% and 10 1/2% Senior Discount Notes remain outstanding and are included in other corporate debt.

     The 14% Notes mature on December 30, 2003. Interest on the 14% Notes accrues at a rate of 14% per annum and is payable semi-annually on June 30 and December 30. The interest payments on December 30, 2001 and June 30, 2002 were made by the issuance of $6.7 million and $14.1 million of additional 14% Notes. The Company has the option to redeem the 14% Notes, at any time, in whole or in part, at a price equal to 100% of the principal amount plus accrued and unpaid interest. The 14% Notes are guaranteed by the Company's wholly-owned subsidiary Telesystem International Wireless Corporation N.V., [the "Guarantor"]. The guarantee is secured by a lien on the capital stock of Telesystem International Wireless (Latin America) Inc., ["TIW Latin America"] a holding company which holds the Company's investments in its cellular operations in Brazil and by a lien on the capital stock of ClearWave held by the Guarantor. The liens granted by the Guarantor in favor of the holders of the 14% Notes rank second in priority to the lien it granted to the lenders under the corporate credit facility.

     The 14% Notes contain mandatory redemption provisions, which will require their repayment upon the sale of the Company's interests in either ClearWave or its cellular operations in Brazil. Furthermore, distributions from Telpart or ClearWave which aggregate to at least $10.0 million will trigger mandatory repayments following the repayment of the corporate credit facility. The 14% Notes have covenants which, among other things, limit the Company's ability to incur indebtedness, create liens and requires the Company to make an offer to repurchase all or any part of the 14% Notes subsequent to a change in control. In addition, the 14% Notes prohibit the Company to reduce, under certain conditions, its ownership in ClearWave.

     On December 30, 2002, $5.0 million of additional 14% Notes were issued to holders and $10.0 million will be issued on June 30, 2003 unless, on or prior to such date, at least $72.4 million in principal amount of 14% Notes have been redeemed or repurchased. The Company and the Guarantor filed registration statements with the United States Securities and Exchange Commission whereby the 14% Notes and payments made in kind thereon were exchanged for identical freely tradable notes.

     The 14% Notes are accounted for using the effective interest rate method where the contingent additional 14% Notes are considered as an additional interest component in determining their effective interest rate. As a result, the effective interest rate on the 14% Notes is 17.21%.

MobiFon

     On August 27, 2002, MobiFon closed a $ 300 million senior loan facility. This new facility is composed of two tranches. Tranche I consists of a term loan of $238 million, fully drawn as at December 31, 2002, for which the proceeds were used to repay the interest and principal balance of the syndicated senior credit facilities entered into in 1997 and 1999 and the subordinated loans. A loss on extinguishment of debt of $10.1 million was recognized on early payment. Tranche II consists of a term loan of up to $62 million of which $17 million was drawn as at December 31, 2002. Each tranche is repayable in quarterly installments starting in January 2004 and maturing in October 2008. The interest rate on the facility is LIBOR + 3.5% up to December 31, 2003. Thereafter, the interest rate will range from LIBOR + 2.5% to LIBOR + 4.0% depending on certain financial ratios, including debt and capital ratios. As permitted by the loan agreement, the LIBOR portion of the interest rates on $87.3 million of Tranche I and $6.2 million of Tranche II have been fixed at 3.64% and 3.52%, respectively.

     The facility allows for distributions of cash provided from operations net of capital expenditures and scheduled debt service subject to MobiFon meeting certain financial ratios and maintaining minimum cash balances. To the extent such ratios are not met, a portion or all of these cash flows may be required to be used for mandatory prepayments of the facility. The facility is collateralized by a pledge of the Company's and of the non-controllingz interests' shares in MobiFon and by substantially all of the assets of MobiFon. A commitment fee of 1% per annum is applicable to the unused Tranche II facility [$45 million at December 31, 2002] up to December 31, 2003 when the unused facility will expire under the credit agreement.

     MobiFon entered into interest rate swap arrangements on notional principal amounts of $100 million and $30 million whereby the LIBOR portion of the interest on the related loan principal has been effectively fixed at 3.6% and 3.7%, respectively. The weighted average effective interest rate on the balance outstanding on this facility at December 31, 2002 is 6.9%.

Cesky Mobil

     The amounts due under supply contracts with two telecommunication network equipment suppliers have been classified as long-term debt as they will be financed by the senior credit facility. These amounts are not subject to interest.

     The syndicated credit facility is composed of two tranches. Tranche A is in the form of a committed revolving credit facility converting to a term loan of up to Euro269.1 million and Koruna 3.8 billion, [totalling $407.0 million] carrying interest at a rate of EURIBOR plus 1.75% for Euro drawings and PRIBOR plus 1.75% for Koruna drawings, reimbursable by installments determined as a percentage of amounts drawn under the facility until June 2004 which will continue to be repaid until the maturity in December 2008. Tranche B consists of a term loan of up to Euro26.6 million and Koruna 1.7 billion, [totalling $84.9 million] carrying interest at EURIBOR plus 2.25% for Euro drawings and PRIBOR plus 2.25% for Koruna drawings, reimbursable by installments determined as a percentage of amounts drawn under the facility starting in December 2008 until the maturity in December 2009. Drawings under either tranche must be on a dollar-for-dollar basis with the other tranche. A significant shareholder of the Company and TIW Czech has committed 12.1% of the syndicated credit facility.

     The facility is collateralized by a pledge of TIW Czech's shares in Cesky Mobil and of substantially all of the assets of Cesky Mobil. As a result, the majority of the net assets of Cesky Mobil are restricted from distribution to the Company, unless waivers are obtained. Drawings under this credit facility are subject to certain financial tests and ratios.

     Cesky Mobil entered into interest rate and currency swaps arrangements pursuant to which Euro116.3 million [$122.0 million] of the Euro based borrowings as at December 31, 2002 are effectively Koruna based and, together with an additional 3.0 billion Koruna [$98.6 million] have effective fixed interest rates ranging from 8.59% to 9.98% until November 2005. Swaps have also been entered into on Euro71.7 million [$75.3 million] drawn which has the effect of fixing the Euro to Koruna conversion rate on the interest payments and changing the referenced interest rate from Euribor to Pribor. Interest on this Euro71.7 million draw has also been capped through the use of option agreements which are detailed as follows: Euro21.5 million [$22.6 million] and a further
287.6 million Koruna [$9.5 million] are subject to interest rate option agreements which provide that the PRIBOR component of the interest rate on these borrowings will not exceed 8.61%, until November, 2005; Euro50.2 million [$52.7 million] and 701.2 million Koruna [$23.3 million] are subject to interest rate option agreements which provide that the interest rate on these borrowings will not exceed 9.99%, until November, 2005. The effective weighted average interest rate on this credit facility is 7.0% at December 31, 2002 [8.0% in 2001]. Cesky Mobil also entered into a 6-month Euro to Koruna cross currency swap arrangement for Euro60.0 million ($63.0 million) on May 11, 2002. Upon expiration, Cesky Mobil entered into a similar swap arrangement for a further 6 months.

     The risk of non-performance by counter-parties to the swap and option agreements in MobiFon and Cesky Mobil is low, as the agreements have been concluded with large, credit worthy financial institutions. Derivative financial instruments' positions amount to $11.3 million and $9.5 million as at December 31, 2002 and 2001, respectively, and are included with other non current liabilities.

Minimum annual principal repayments of long-term debt during the next five years as at December 31, 2002 are as follows:

2003                                              223,868
2004                                               52,169
2005                                               93,770
2006                                              124,429
2007                                              168,175

Covenants

Under the debt agreements and credit facilities described above, the Company is committed to respect certain financial covenants including debt to operating cash flows and certain negative covenants including limitations on the ability to incur indebtedness, pay dividends, use proceeds from sale of assets, make certain other payments, create liens, sell assets and engage in mergers. The corporate credit facility and the 14% Notes have cross default provisions which, under certain circumstances, could accelerate their reimbursement if the reimbursement of other loans of the Company is accelerated as a result of a default.

NOTE 7. SHARE CAPITAL, WARRANTS AND ADDITIONAL PAID-IN CAPITAL

Authorized

An unlimited number of Common Shares, the result of the May 17, 2002 amendment of the Articles of Incorporation to re-designate the Subordinate Voting Shares as Common Shares. Each Common Share carries the right to cast one vote. An unlimited number of non-voting Preferred Shares, issuable in series with rights and conditions as may be determined by the Board of Directors. Series 1 Preferred Shares are non-voting, convertible into Common Shares at the holder's option on a one-for-one basis and rank pari-passu with the Common Shares.

     In connection with its Recapitalization [See Note 8], on February 5, 2002, all of the Multiple Voting Shares issued were converted 1:1 into Common Shares and on May 17, 2002, the Articles of Incorporation of the Company were amended to eliminate the Multiple Voting Shares from the Company's authorized Share Capital.

Issued


                                                                                       SHARE CAPITAL
                                 -------------------------------------------------------------------------------------------------
                                 SERIES 1 PREFERRED SHARES       MULTIPLE VOTING SHARES            COMMON SHARES            TOTAL
                                 -------------------------      -----------------------    -------------------------       -------
                                     NUMBER            $          NUMBER             $         NUMBER              $             $
                                 -------------------------      -----------------------    -------------------------       -------
Balance as at
   December 31, 1999                    --            --         734,921          9,006     13,933,566       519,145       528,151
     Issuances in connection
        with acquisitions               --            --            --             --          217,091        36,930        36,930
     Interest payment of
        convertible debentures          --            --            --             --          144,062        11,663        11,663
     Issuances for cash                 --            --          54,283          8,442        696,656        99,453       107,895
Balance as at
   December 31, 2000                    --            --         789,204         17,448     14,991,375       667,191       684,639
     Issuances for cash                 --            --          28,258            667        518,325        11,648        12,315
Balance as at
   December 31, 2001                    --            --         817,462         18,115     15,509,700       678,839       696,954
     Recapitalization
        [Note 8]                  35,000,000        21,438      (817,462)       (18,115)   451,662,150       356,318       359,641
Balance as at
   December 31, 2002              35,000,000        21,438          --             --      467,171,850     1,035,157     1,056,595


                                                                            WARRANTS AND ADDITIONAL PAID-IN CAPITAL
                                                ------------------------------------------------------------------------------------
                                                       SPECIAL WARRANTS         2002/2003 WARRANTS        ADDITIONAL PAID-IN CAPITAL
                                                -------------------------    -------------------------    --------------------------
                                                     NUMBER            $        NUMBER              $       NUMBER               $
                                                -------------------------    -------------------------    --------------------------
Balance as at December 31, 2000                          --            --             --            --           --             --
     Issuances for cash [Note 8]                 24,500,000        14,502             --            --           --             --
Balance as at December 31, 2001                  24,500,000        14,502             --            --           --             --
     Recapitalization [Note 8]                  (24,500,000)      (14,502)    34,490,983         2,231           --        243,958
     Expiry of 2002 Warrants                             --            --    (18,671,730)         (917)          --            917
Balance as at December 31, 2002                          --            --     15,819,253         1,314           --        244,875

     On June 22, 2001, the Company's shareholders adopted a special resolution approving a consolidation of the Company's Common Shares and Multiple Voting Shares on the basis of one post-consolidated share for five pre-consolidated shares. As a result, the exchange ratio of the then outstanding 7% equity subordinated debentures, of the 7.75% convertible subordinated debentures, the Units and the number and exercise price of all stock options issued under its stock option plans for senior executives, key employees and directors have also been adjusted to reflect the consolidation. All share and per share amounts as well as terms and conditions of debt and equity instruments included in the consolidated financial statements have been adjusted to reflect the share consolidation.

Stock Option Plans for Senior Executives, Key Employees and Directors

As at December 31, 2002, the Company had an Employees Stock Option Plan [the "Plan"], to issue up to 45 million Common Shares at an exercise price not less than the market price on the date of grant. Essentially all of the options granted under the Plan may be exercised within a maximum period of five years following the date of grant, as follows: (i) on or after the first anniversary of the date of grant as to one-third of the optioned shares or any part thereof;
(ii) on or after the second anniversary of the date of grant as to an additional one-third of the optioned shares or any part thereof; and (iii) on or after the third anniversary of the date of grant, as to the remaining third of the optioned shares or any part thereof. On November 11, 2002, the Company granted
15.3 million options under the Plan that is subject to shareholders' approval to amend the Plan to allow aggregate grants thereunder to be up to 50 million. For accounting purposes, the measurement and grant date of this grant has been determined to be November 11, 2002.

     As at December 31, 2002, the Company also had a stock option plan for directors of the Company [the "Directors Stock Option Plan"]. Directors who are eligible to receive options to purchase Common Shares under the Directors Stock Option Plan are members of the Board of Directors of the Company who are not officers or employees of the Company. The provisions of the Directors Stock Option Plan are identical in all material respects to the provisions of the Plan except that the maximum number of Common Shares that are issuable under the Directors Stock Option Plan cannot exceed 80,000 Common Shares and that options may be exercised within a maximum period of seven years and on or after the first anniversary of the date of grant as to 100% of the optioned shares or any part thereof. As at December 31, 2002, 2,178 options were outstanding under the Directors Stock Option Plan and it is not expected that additional options will be issued under that Plan as directors participate to the Employees Stock Option Plan since May 2002.

A summary of the status of the Company's stock option plans is presented below:

                                                          OPTIONS TO PURCHASE COMMON SHARES
                                                    ---------------------------------------------
                                                                             WEIGHTED AVERAGE
                                                    NUMBER OF OPTIONS   EXERCISE PRICE [IN CDN $]
                                                    -----------------   -------------------------
Outstanding, December 31, 1999                            317,770                118.60
Granted in 2000                                           394,744                106.70
Forfeited in 2000                                         (27,622)               160.00
Exercised in 2000                                         (36,655)               103.75
Outstanding, December 31, 2000                            648,237                110.45
Granted in 2001                                           104,780                 28.47
Forfeited in 2001                                        (269,720)                96.57
Outstanding, December 31, 2001                            483,297                101.07
Granted in 2002                                        47,070,027                  1.29
Forfeited in 2002                                        (103,698)                90.47
Outstanding, December 31, 2002                         47,449,626                  2.09

The following table summarizes information about stock options outstanding as at December 31, 2002:


                                                     OPTIONS OUTSTANDING                    OPTIONS EXERCISABLE
------------------------------------------------------------------------------------------------------------------------------------
       RANGE OF                      NUMBER                              WEIGHTED AVERAGE        NUMBER             WEIGHTED
EXERCISE PRICES                OUTSTANDING AS AT    WEIGHTED AVERAGE      EXERCISE PRICE    EXERCISABLE AS AT   AVERAGE EXERCISE
     [IN CDN $]                DECEMBER 31, 2002    CONTRACTUAL LIFE        [IN CDN $]      DECEMBER 31, 2002   PRICE [IN CDN $]
---------------                -----------------    ----------------     ----------------   -----------------   ----------------
   0.52 to 0.68                   15,300,456           4.9 years                0.68                  114             0.52
   0.69 to 1.25                   14,919,546           3.9 years                1.25            4,951,063             1.25
   1.26 to 1.90                   16,836,256           3.9 years                1.89            5,913,618             1.87
  1.91 to 46.75                      166,495           5.0 years               41.70               87,092            42.93
46.76 to 340.00                      226,873           2.9 years              138.19              177,624           126.63
 0.52 to 340.00                   47,449,626           4.2 years                2.09           11,129,511             3.91


     On May 17, 2002, a Performance Unit Plan became effective. Under the Performance Unit Plan, performance units have been issued to certain holders of options granted under the Employees' Stock Option Plan. Performance Units give right, upon a change of control of the Company, to the payment in cash of the difference between the then market price of the Common Shares of the Company and the threshold price of the Performance Units. An aggregate of 15.4 million Performance Units were issued to option holders at an average threshold price of US$1.50 or Cdn$2.38 per Performance Unit. For each option granted under the Employees Stock Option Plan to a holder of Performance Units, one Performance Unit held by such holder is cancelled.

NOTE 8. RECAPITALIZATION AND CONVERTIBLE DEBENTURES AND UNITS

Between December 15, 2001 and March 13, 2002, the Company's completed several transactions contemplated by an agreement between Telesystem Ltd., then the Company's largest shareholder and certain of the Company's other stakeholders (the "Recapitalization").

Special Warrants

On December 14, 2001, the Company issued 24.5 million warrants at a negotiated price of approximately $0.61 each, exercisable for one Common Share or one non-voting preferred share convertible into common equity of the Company at no additional cost ("Special Warrants") for cash consideration of $14.5 million net of issuance costs of $0.5 million.

7% Equity Subordinate Debentures

On February 5, 2002, the Company completed an issuer bid and amendment of substantially all of the 7.00% Equity Subordinate Debentures ["ESD"].

     A total of Cdn$150.0 million [$98.6 million] of ESD due February 15, 2002 were originally issued on February 15, 1999 for net cash proceeds of $95.8 million. The debentures bore interest at the rate of 7% per annum payable semi-annually, in August and February. Each debenture was convertible on maturity into Common Shares of the Company.

     Pursuant to a purchase offer and consent request, the Company paid Cdn$6.8 million, issued 2.5 million warrants, each entitling the holder to purchase one Common Share at a price of Cdn$1.61 at any time before March 31, 2003, issued approximately 37.7 million Common Shares and approximately 3.7 million warrants, each entitling the holder to purchase one Common Share at a price of Cdn$1.61 at any time before September 30, 2002, which expired unexercised, in exchange for substantially all of the EDSs. The difference in the carrying value of the ESDs acquired of $97.8 million and the fair value of the Common Shares [$30.2 million], Warrants [$0.4 million], and cash [$5.7 million] given totalling $36.3 million including expenses of $1.4 million, has been proportionately reflected as additional paid-in capital of $60.0 million and as a $1.5 million gain on redemption.

     The Company amended the ESDs to, among other things, extend the maturity of the ESDs to December 2006, reduce the principal amount of each ESD to Cdn$250, provide for the right of the Company to convert the ESDs at maturity into Common Shares at a price equal to the greater of Cdn$1.00 and the then current market price of the Common Shares and provide for the optional conversion at maturity by holders of the ESDs into Common Shares at a price of Cdn$4.40. Consequently, the Company has amended and reduced the remaining outstanding principal of an aggregate of approximately Cdn$5.0 million in principal amount of ESDs to an aggregate of approximately Cdn$1.25 million [$0.8 million] in principal amount.

7.75% Convertible Debentures

On March 8, 2000, the Company issued $300.0 million of 7.75% Convertible Debentures ("CDs") for net cash proceeds of $291.0 million. The debentures bore interest at the rate of 7.75% per annum payable semi-annually, commencing on September 9, 2000, at the option of the Company, in cash or securities including the repayment of principal at maturity.

     On February 5, 2002, the Company converted all of the CDs and the accrued and unpaid interest of $11.6 million due September 2001, for 154.5 million Common Shares. The Company has also issued warrants to certain holders to purchase up to a total of 15 million Common Shares at $1.00 per share on or before September 30, 2002 which expired unexercised. The difference in value assigned to both the share issuance of $123.8 million and the fair value of warrants issued of $0.7 million and the carrying value of the CDs as at February 5, 2002, of $309.9 million, was recognized as additional paid-in-capital of $183.9 million, net of expenses of $2.5 million.

Units and Equity Financing

On February 14, 2001, the Company issued 43.8 million Units, including 23.6 million to Telesystem Ltd, for proceeds of Cdn$396.5 million [$260.4 million] before issue costs of Cdn$18.2 million [$11.9 million] pursuant to an offer for sale under a rights issue to holders of the Company's Multiple Voting and Common Shares. Each Unit consisted of one class A Subordinate Voting Share of ClearWave, and five Units entitled the holder to acquire one Common Share of the Company for no additional consideration by tendering five Units back to the Company at anytime on or prior to June 30, 2002 [the exchange option]. Holders of the Units were to be deemed to have exercised their exchange option if less than $100 million of the Units, based on the issuance price, had not been exercised. On February 15, 2001, the Company issued 2.1 million additional Units in connection with the acquisition of shares of MobiFon, held by minority shareholders as mentioned in Note 4 [b].

     In connection with the Company's exchange offer to the holders of its outstanding Units and the financing commitments under the Recapitalization, the Company acquired 33.7 million Units and raised $51.7 million in gross proceeds. This new financing is in addition to the December 14, 2001 issuance of 24.5 million Special Warrants. In consideration for this new financing and the payments of Units tendered under the exchange offer, the Company has issued (a) an additional 269.2 million in aggregate of Common Shares and Special Warrants
(b) 4.8 million warrants, each allowing the holder to purchase one Common Share at a price $1.00 on or before March 31, 2003 and (c) 8.5 million warrants, each allowing the holder to purchase one Common Share at a price Cdn$1.59 on or before March 31, 2003.

     On March 13, 2002, the Company converted all outstanding Special Warrants issued in connection with the Recapitalization into 35 million Series 1 Preferred Shares for no additional consideration.

     As a result of the above transactions, the Company realized a gain on exchange of Units, having a carrying value of $191.8 million, of $46.1 million net of expenses of $5.3 million and issued Common Shares, Preferred Shares and Warrants having a carrying value of $184.3 million, $21.4 million and $1.1 million, respectively. This Unit exchange has resulted in an increase in the Company's equity interest and voting rights in ClearWave from 45.5% and 80.7% respectively, to 85.6% and 94.9% respectively.

     In addition, since the Units are no longer subject to the deemed conversion feature in accordance with a court judgment, rendered on February 4, 2002, the remaining Units were presented within current liabilities for accounting purposes until their expiry on June 30, 2002 at which date they were accounted for as non-controlling interest and a gain on disposal of the ClearWave shares contained in the expired Units of $44.0 million was recognized being the difference between the carrying value of the Units and the related ClearWave shares.

NOTE 9. SUPPLEMENTARY INFORMATION ON CONSOLIDATED STATEMENTS OF LOSS


For the years ended December 31                                      2002          2001          2000

Depreciation and amortization
   Property, plant & equipment                                    146,273       111,161        81,301
   Licenses                                                         8,175         7,968         7,930
   Goodwill                                                            --         2,879         1,153
                                                                  154,448       122,008        90,384
Interest expense
   Interest on long-term debt                                      88,782        83,004        81,056
   Other interest and financial charges                            17,420        38,253        14,633
                                                                  106,202       121,257        95,689
Other information
   Bad debt expense                                                 7,368        10,495        10,267
   Advertising costs                                               29,390        25,017        28,873


License amortization for the next five years is expected to be $8 million per year.

NOTE 10. EARNINGS PER SHARE

The reconciliation of the numerator and denominator for the calculation of earnings (loss) per share is as follows:


For the years ended December 31                                      2002          2001          2000
Numerator
   Income (loss) from continuing operations                         61,959       162,389      (19,672)
   Interest paid in shares on convertible debentures                    --       (11,625)     (11,663)
   Accretion of equity component of convertible debentures          (2,260)      (16,937)     (12,693)
Income (loss) from continuing operations - basic                    59,699       133,827      (44,028)
Effect of conversion of all convertible debentures                      --        29,269           --
Income (loss) from continuing operations - diluted                  59,699       163,096      (44,028)

For the years ended December 31, (Number of shares)                   2002          2001         2000
Denominator (in thousands)
   Weighted average number of Common and
      Preferred Shares outstanding                                 455,030        17,338       15,556
   Effect of conversion of all convertible debentures                   --        13,785           --
   Dilutive effect of Units                                             --         9,174           --
Weighted average number of outstanding - diluted                   455,030        40,297       15,556


NOTE 11. INCOME TAXES

Income tax expense in 2002 of $32.5 million relates primarily to Romanian taxes and is comprised of $28.3 million of current income tax and $4.2 million of deferred income tax. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes except for those which relate to MobiFon, which is in a highly inflationary economy. Significant components of the Company's deferred tax assets and liabilities, which arose principally from operational subsidiaries, are as follows:

As at December 31                                                    2002           2001
Deferred tax assets
   Loss carryforwards - ClearWave and its subsidiaries             53,460          53,945
   Loss carryforwards - Corporate                                  23,180          36,571
   Carrying value of liabilities in excess of their tax value       3,506           9,063
   Tax value of assets in excess of their carrying value           53,390          27,556
Total deferred tax assets                                         133,536         127,135
Valuation allowance                                              (130,030)       (116,349)
Deferred tax assets                                                 3,506          10,786
Deferred tax liabilities
Carrying value of assets in excess of their tax value              (7,707)        (10,786)
Net deferred tax liabilities                                       (4,201)             --


As at December 31, 2002, the Company had net operating loss carryforwards, which are available to reduce taxable income in future years, as follows:

                                                              Cesky Mobil      Corporate          Total

Losses expiring:
2006                                                                6,400              --        6,400
2007                                                               90,700              --       90,700
2008                                                               65,200              --       65,200
2009                                                               10,100          61,000       71,100
                                                                  172,400          61,000      233,400

     In addition, the Company's tax base of its investments in foreign affiliates exceeds the carrying value of these assets and is available to reduce future income tax on capital gains.

The reconciliation of income tax computed at the statutory Canadian tax rates with income tax expense from continuing operations is as follows:


For the years ended December 31                                           2002        2001        2000


Tax expense (income) at statutory rate                                  25,734      44,268     (31,613)
Tax deductible interest on convertible debentures                       (1,000)    (10,800)     (8,836)
Non-taxable gain (deductible loss) on investments                           --       4,082     (32,554)
Differences in effective rate attributable to income taxes
   of other countries                                                   (8,520)     (4,850)     (1,173)
Differences related to assets and liabilities re-measured
   from local currency into functional currency and
   other permanent differences                                          13,173      (1,415)     10,951
Valuation allowance                                                      3,115     (31,285)     63,225
                                                                        32,502          --          --

NOTE 12. SUPPLEMENTARY CASH FLOW INFORMATION


For the years ended December 31                                           2002        2001        2000

Changes in operating assets and liabilities
   Trade debtors                                                        (9,811)    (12,561)    (11,900)
   Inventories                                                            (647)     (1,940)     (2,131)
   Prepaid expenses and other assets                                    (5,099)      2,879     (18,982)
   Trade creditors and accrued liabilities                              (3,289)    (49,655)     96,354
   Deferred revenues                                                     6,098      12,223       9,883
                                                                       (12,748)    (49,054)     73,224
Significant non-cash investing
   and financing activities
   Acquisition of property, plant and equipment financed under
      supply contracts in Cesky Mobil                                   27,180      58,505     106,472
   Issuance of shares in connection with interest payments
      on convertible debentures                                             --      11,625      11,663
   Issuance of shares, Units and forgiveness of debt in
      connection with the acquisition of MobiFon's shares from
      non-controlling interest [Note 4]                                     --      17,297      15,221
Other cash flow information
   Interest paid                                                        75,631      66,132      36,793
   Income tax paid                                                      24,431          --          --


The above significant non-cash activities exclude the non-cash Recapitalization transactions described in Note 8.

NOTE 13. SEGMENTED INFORMATION

The Company has two reportable segments: cellular operations in Romania and cellular operations in the Czech Republic. The Company's reportable segments are strategic business units that operate in different countries. They are managed separately because each business requires different marketing strategies.

     The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Company evaluates performance based on service revenues, operating income (loss) and operating income (loss) before depreciation and amortization.

Information about the reportable segments, which is reconciled to consolidated operating income (loss), acquisitions of and carrying value of property, plant and equipment, licenses and goodwill and total assets, is summarized as follows:

                                                Romania  Czech Republic       Corporate
For the year ended December 31, 2002            Cellular       Cellular       and other         Total

Revenues
   Services                                      425,567        227,342              --       652,909
   Equipment                                      21,214         20,331              --        41,545
                                                 446,781        247,673              --       694,454

Cost of services                                  81,462        122,741              --       204,203
Cost of equipment                                 39,160         25,594              --        64,754
Selling, general and administrative expenses      94,613         79,143           9,707       183,463
Operating income (loss) before depreciation
   and amortization                              231,546         20,195          (9,707)      242,034
Depreciation and amortization                     86,919         67,367             162       154,448
Operating income (loss)                          144,627        (47,172)         (9,869)       87,586
Acquisitions of property, plant and equipment
   and licenses including non-cash items         100,336        106,560              57       206,953
Property, plant and equipment, licenses and
   goodwill as at December 31, 2002              555,742        613,298             459     1,169,499
Total assets as at December 31, 2002             670,326        664,264         115,713     1,450,303



                                                   Romania  Czech Republic      Corporate
For the year ended December 31, 2001               Cellular      Cellular       and other       Total

Revenues
   Services                                         359,868       125,928           9,434     495,230
   Equipment                                         12,475        18,037             483      30,995
                                                    372,343       143,965           9,917     526,225

Cost of services                                     69,835        97,275           4,129     171,239
Cost of equipment                                    27,236        22,323             747      50,306
Selling, general and administrative expenses         88,836        65,921          28,356     183,113
Operating income (loss) before depreciation
   and amortization                                 186,436       (41,554)        (23,315)    121,567
Depreciation and amortization                        77,791        42,562           1,655     122,008
Operating income (loss)                             108,645       (84,116)        (24,970)       (441)
Acquisitions of property, plant and equipment
   and licenses including non-cash items            125,262       109,211             172     234,645
Property, plant and equipment, licenses and
   goodwill as at December 31, 2001                 543,524       483,604             844   1,027,972
Total assets of continuing operations
   as at December 31, 2001                          648,946       542,159          63,471   1,254,576

For the year ended December 31, 2000
Revenues
   Services                                         299,470        21,508          11,493     332,471
   Equipment                                          8,097        12,529             955      21,581
                                                    307,567        34,037          12,448     354,052

Cost of services                                     62,366        36,654           3,705     102,725
Cost of equipment                                    18,347        15,969           9,667      43,983
Selling, general and administrative expenses         96,735        63,418          41,829     201,982
Operating income (loss) before depreciation
   and amortization                                 130,119       (82,004)        (42,753)      5,362
Depreciation and amortization                        65,965        22,056           2,363      90,384
Operating income (loss)                              64,154      (104,060)        (45,116)    (85,022)
Acquisitions of property, plant and equipment
   and licenses including non-cash items             92,510       345,962             812     439,284


     Corporate and other includes revenues generated in 2001 and 2000 from the Company's paging operations in Mexico which was disposed of in 2001.

NOTE 14. OTHER COMMITMENTS AND CONTINGENCIES

Commitments under Long-term Operating Leases

The future minimum lease payments for the next 5 years under operating leases substantially all of which are denominated in currencies other than the U.S. dollar and relate primarily to properties and sites are as follows:

     2003                                16,800
     2004                                14,200
     2005                                13,100
     2006                                12,700
     2007                                12,000
     Total                               68,800


     Not included in the above are annual line lease payments and annual microwave lease payments of approximately $5.9 million and $2.6 million, respectively, the contracts for which can be terminated, subject to a 6 month lease payment penalty. Rental expenses amounted to $14.1 million, $12.4 and $13.4 million for the years ended December 31, 2002, 2001 and 2000, respectively.

     In addition, according to the lease agreements with certain lessors, MobiFon is committed to issue bank guarantees in aggregate value of $1.8 million in 2003, to cover the lessor against any proven claims for the Company's non-performance of its contractual obligations during the building construction period and lease term.

     The Company's operating subsidiaries have purchase commitments of approximately $14 million with network equipment and systems support providers.

     As of December 31, 2002, MobiFon is also committed to a frame leasing agreement with a national power supplier for 17 years or the end of the GSM license period which ever is shorter commencing in 2003, whereby the power supplier agreed to lease out 2 fiber optic strands over certain voltage poles and technical space to MobiFon, and MobiFon agreed to lease out communication capacity to the power supplier over a minor portion of the capacity of the enabled fiber. The leases payments and receipts, which individually are estimated to reach $5 million per annum by the end of the contract, are expected to offset one another such that minimal cash payments, if any, will be made by either party. The estimated cost to MobiFon to enable the entire leased fiber to be utilized is $8.5 million of which $3.4 million has been incurred as at December 31, 2002.

License Agreements

The Company's operational subsidiaries are committed to pay minimum annual spectrum fees of approximately $10.0 million. Starting in 2003, the new Romanian regulatory act will provide for other fees based on a percentage of revenue and other bases that have yet to be determined. The conditions to the various license agreements require the Company's operational subsidiaries to substantially meet the deployment plans set out in their license agreements and, in certain instances, to provide a specified level of services in their respective coverage areas.

Regulatory Claims

In the normal course of business, the Company's operational subsidiaries' actions are subjected to scrutiny by various regulatory agencies, which, from time to time, will initiate administrative proceedings against the Company for alleged breaches to different regulations including arrangements for interconnection fees. The Company believes that the ultimate outcome of any of such proceedings currently in progress will not be materially adverse to the Company.

Litigations

Subsequent to year-end, Telpart S.A., together with certain of its direct and indirect shareholders and its subsidiaries have threatened the Company to commence legal action to recover an unspecified amount of damages. The Company believes that these threatened claims are without merit.

NOTE 15. FINANCIAL INSTRUMENTS

Fair Value

The carrying amounts of cash and cash equivalents, trade debtors, trade creditors, accrued liabilities, distribution payable to non-controlling interest, taxes recoverable and payable approximate their fair values due to the short-term maturity of these instruments.

     The fair value of the portion of the MobiFon's senior credit facility for which the interest rate has been fixed approximates $94.8 million. The fair value of the sale and lease back financing in MobiFon is not determinable because of the rarity of similar transactions in Romania. The fair value and effective interest rate considering contingent payments of the 14% Notes, based on their trading on the over-the-counter market, were approximately $198.5 million and 30.8% respectively [$151.1 million and 32.0% respectively, as at December 31, 2001]. See Note 17[g] for the fair value of derivative financial instruments.

     The carrying amounts of short-term loans and other long-term debt approximate their fair values because their interest rates fluctuate with market interest rates or are similar to interest rates currently available to the Company.

Credit Risk

The concentration of credit risk with respect to trade debtors is limited due to the composition of the customer base, which includes a large number of individuals and businesses. Cash and cash equivalents are contracted with a limited number of financial institutions. However, risk of losses is managed by the Company through a policy of dealing only with large, creditworthy financial institutions.

Currency Risk

MobiFon operates in a developing economy with high rates of inflation and significant currency devaluation. There is a consequent risk of loss in value in respect to net monetary assets held in Romanian lei. As at December 31, 2002, the net monetary position held in Romanian lei and expressed in U.S. dollars was $13.3 million [$7.8 million as at December 31, 2001].

NOTE 16. DISCONTINUED OPERATIONS

ESMR/SMR Operations

On July 27, 2001, Dolphin Telecom plc ("Dolphin") and certain of its subsidiaries initiated legal proceedings to reach compromises with its creditors with the intent to utilize this process to restructure its balance sheet and to propose company voluntary arrangements to creditors. An administration order was made by the court and representatives from the firm Kroll Phillips have been appointed administrators of Dolphin. The financial position and results of operations of Dolphin up to July 27, 2001 have been reported in these financial statements as discontinued operations.

Brazilian Cellular Operations

On March 5, 2002, the Company adopted a formal plan to dispose of its Brazilian cellular operations [the "Plan"] by way of a sale of its equity interest within the next twelve months. However, in light of deterioration of the market conditions that existed at the date of the adoption of the formal plan to dispose, the horizon for disposal has been extended by an additional twelve months. The proceeds from the sale will mainly be used to reimburse the Company's corporate debt. The financial position and results of operations of the Brazilian cellular operations have been reported in these financial statements as discontinued operations. Several legal proceedings related to the Company's discontinued operations have been ongoing since July 2000 when the Company and other partners initiated legal proceedings in order to invalidate certain changes to the ownership structure of Telpart effected by one of the partners which, according to the Company and other partners, contravened the general telecommunications law and breached certain agreements. Although, the Company occupies one of three seats on Telpart's Board of Directors, the Company ceased in July 2002 to have board representation at Telpart's subsidiaries as a result of legal proceedings which the Company is vigorously contesting. The Company maintains that it has the legal right to joint control over these investments and is still pursuing legal proceedings to enforce this right but for which final judgments have not yet been issued. In light of these changes, the Company has ceased to proportionately account for these discontinued operations and accounts for its investment using the equity method.

     The loss from discontinued operations is presented net of income tax expense of $0.1 million in 2002 and a recovery of $30.7 million in 2001 and of $13.0 million in 2000. For the year ended December 31, 2002, the loss from discontinued operations amounts to $189.1 million and is related to Brazilian cellular operations. Subsequent to March 5, 2002, the date the Company adopted its formal plan of disposal, there has been a significant deterioration in the value of the Brazilian real relative to the U.S. dollar and in the trading value of shares of the Company's Brazilian cellular operations and those of other wireless telecommunications companies in Brazil. In light of these declines, the Company recorded a loss from discontinued operations of $189.1 million in 2002. Of this amount, $155.3 million consists of foreign exchange translation losses related to these investments, of which $85.2 million were already recorded as a reduction of shareholders' equity as of December 31, 2001, and $33.8 million consist of additional provisions for exit costs and impairment in value. The value of the Company's discontinued Brazilian assets presented as investment held for sale remains subject to periodic reassessment to the date of disposal.

     For the year ended December 31, 2001, the loss from discontinued operations amounted to $416.1 million of which $446.8 million and an income of $30.7 million respectively, related to ESMR/SMR operations and Brazilian cellular operations. The ESMR/SMR operations included an impairment charge for assets of $264.8 million and a loss of $4.0 million on deconsolidation of Dolphin on July 27, 2001. The Brazilian cellular operations included a net gain of $95.4 million from the sale on March 31, 2001 of the Company's 16.3% equity interest in its two Brazilian B-Band joint ventures, for cash proceeds of $153.3 million, which reduced cash used in discontinued operations in 2001. It also included a loss of $15.5 million related to the estimated loss of operations and costs from the measurement date to the date of disposal and a loss of $27.2 million as a result of a partial realization on the cumulative translation accounts as the Company estimated that such amount would not be recovered from the sale of the Company's A-Band operations in Brazil.

The revenues and operating loss from discontinued operations are as follows:


For the years ended December 31                                   2002         2001          2000

ESMR/SMR Operations
   Revenues                                                         --       45,834        90,694
   Operating loss                                                   --     (425,377)     (284,092)
Proportionately consolidated Brazilian joint ventures
   Revenues                                                    144,653      318,532       361,133
   Operating income (loss)                                      18,828      (50,304)       (1,277)


     The assets and liabilities from discontinued operations as at December 31, 2001 consist principally of the Company's proportionately consolidated Brazilian joint ventures. At that date, the cumulative translation adjustment account includes an amount of $85.2 million related to Brazilian joint ventures.

NOTE 17. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These financial statements were prepared in accordance with accounting principles generally accepted in Canada ["Canadian GAAP"]. The following material adjustments to the Company's financial statements would be required to conform with accounting principles generally accepted in the United States ["U.S. GAAP"]:

Reconciliation of Consolidated Net Loss

For the years ended December 31                                        2002           2001          2000

Income (loss) from continuing operations under Canadian GAAP         61,959        162,389      (19,672)
Gain on recapitalization [Note 17 [c]]                              244,607             --           --
Accounting for forgiveness of debt [Note 17 [h]]                     41,506        (82,497)          --
Convertible debentures [Note 17 [d]]                                 (3,329)       (25,709)     (22,098)
Income (loss) from continuing operations under U.S. GAAP            344,743         54,183      (41,770)
Loss from discontinued operations under Canadian GAAP              (189,133)      (416,103)    (335,684)
Discontinued operations - Brazil [Note 17 [i]]                      (41,983)        41,983           --
Loss from discontinued operations under U.S. GAAP                  (231,116)      (374,120)    (335,684)
Net income (loss) under U.S. GAAP                                   113,627       (319,937)    (377,454)
Basic earnings (loss) per share:
   Income from continuing operations                                   0.76           3.13        (2.68)
   Discontinued operations                                            (0.51)        (21.58)      (21.58)
   Net income (loss)                                                   0.25         (18.45)      (24.26)
Diluted earnings (loss) per share:
   Income from continuing operations                                   0.76           2.09        (2.68)
   Discontinued operations                                            (0.51)         (9.28)      (21.58)
   Net income (loss)                                                   0.25          (7.19)      (24.26)

Reconciliation of Consolidated Cash Flow Captions

There are no material differences between Canadian GAAP and U.S. GAAP which affect the captions of the cash flow statements.

Reconciliation of Consolidated Balance Sheets



                                            2002                 2002                2002           2001
As at December 31                      Canadian GAAP          Adjustments          U.S. GAAP     U.S. GAAP

ASSETS
CURRENT ASSETS                               163,275           1,120  [b] and [g]    164,395       184,577
Property plant and equipment               1,022,300              --               1,022,300       877,699
Licenses                                      94,593              --                  94,593        97,667
Goodwill                                      52,606              --                  52,606        52,606
Deferred financing costs                      22,229          (2,651) [h]             19,578        27,023
Investments and other assets                  95,300          (4,474) [b]             90,826       191,916
                                           1,450,303          (6,005)              1,444,298     1,431,488
LIABILITIES AND SHAREHOLDERS'
   EQUITY (DEFICIENCY)
CURRENT LIABILITIES                          444,256            (180) [b]            444,076       385,359
Long-term debt                               739,313          38,339  [h]            777,652     1,161,066
Deferred income tax liabilities                5,211              --                   5,211         3,548
Other non-current liabilities                 15,445          35,402  [g]             46,751        30,083
                                                              (4,096) [b]

Non-controlling interest                     194,541         (25,704) [g]            168,837       161,575
Units                                             --              --                      --       260,843
Shareholders' equity (deficiency)
Share capital                              1,056,595              --               1,056,595       696,954
Additional paid-in capital                   244,875        (243,958) [c]             79,572        78,655
                                                              78,655  [a]

Warrants                                       1,314              --                   1,314        14,502
Deficit                                   (1,255,449)        243,958  [c]         (1,131,137)   (1,244,764)
                                                             (78,655) [a]                 --            --
                                                             (40,991) [h]
Other comprehensive income (loss):
   Cumulative translation adjustment           4,202              --                   4,202      (109,572)
   Fair value of derivative instrument            --          (8,775) [g]             (8,775)       (6,761)
TOTAL SHAREHOLDERS' EQUITY (DEFICIENCY)       51,537         (49,766)                  1,771      (570,986)
TOTAL LIABILITIES AND SHAREHOLDERS'
   EQUITY (DEFICIENCY)                     1,450,303          (6,005)              1,444,298     1,431,488


[a] Convertible shares

In 1997, under U.S. GAAP, shares that were convertible based on a conversion factor which depended upon the level of the annual internal rate of return on funds invested in equity, required that the excess, if any, of the estimated fair market value of the shares over their carrying value be recorded as an expense over the vesting period, when it became probable that they would be converted. In 1997, an amount of $78.7 million was expensed for U.S. GAAP purposes, with a corresponding increase in additional paid-in capital. This transaction was a non-cash transaction with no effect on cash flows and total equity of the Company.

[b] Investments in joint ventures

The Company accounts for investments in joint ventures using the proportionate consolidation method. Under U.S. GAAP, such investments are accounted for using the equity method. This results in reclassifications of balance sheet captions which are illustrated in the balance sheet reconciliation as presented above. Such reclassification has no impact on net loss and shareholders' equity.

[c] Recapitalization plan

Between January 1, 2002 and March 13, 2002, the Company completed, among other transactions, an issuer bid to acquire the Cdn$150 million 7% Equity Subordinate Debentures ("ESD") and converted 100% of the $300 million in principal amount of 7.75% Convertible Debentures and the accrued and unpaid interest thereon. These financial instruments were classified as debt for U.S. GAAP whereas they were considered equity instruments for Canadian GAAP. Consequently, the difference in the fair value of the consideration given for them and their carrying value is being recognized as a gain on debt restructuring, whereas the difference in their carrying value and the consideration given in exchange for them was recorded as additional paid-in capital for Canadian GAAP purposes.

[d] Convertible debentures and Units

7% Equity Subordinate Debentures

Under Canadian GAAP, the debt component of the 7% Equity Subordinate Debentures due February 15, 2002 was determined and accounted for separately from the equity component. The debt component was determined by discounting the semi-annual interest coupons at the Company's prevailing borrowing market rate for debt without such conversion features. Interest expense has been computed at the discount rate on the debt component. Under Canadian GAAP, debt issue costs were proportionally allocated between the debt and equity components. The costs related to the debt component are being amortized over the term of the debt.

7.75% Convertible Equity Debentures

Under Canadian GAAP, the entirety of the 7.75% Convertible Equity Debentures has been classified as equity as the Company has the option to pay both interest and principal through the issuance of additional Subordinate Voting Shares. The related issue costs were allocated against equity.

     Under U.S. GAAP, both debentures would be considered debt and their related issue costs would be deferred and amortized over the term of the debt. Interest expense would consist of the coupon rates of interest of 7% and 7.75% and the unrealized foreign currency gains or losses arising from the translation of the debt would be included in income as they arise.

The impact on net loss for the years ended December 31, 2002, 2001 and 2000 and on shareholders' equity as at December 31, 2002, 2001 and 2000, under U.S. GAAP has been determined as follows:

For the years ended December 31                                        2002           2001          2000

Additional interest expense                                          (2,902)       (29,390)      (24,166)
Amortization of additional deferred financing costs                    (185)        (1,888)       (1,738)
Foreign currency translation gain (loss)                               (242)         5,569         3,806
Impact on net loss                                                   (3,329)       (25,709)      (22,098)
Prior years' impact on net loss                                     (57,549)       (31,840)       (9,735)
Cumulative interest paid in shares on convertible debenture
   charged to deficit                                                23,288         23,288        11,663
Cumulative accretion of equity component of convertible
   debentures charged to deficit                                     36,933         34,673        17,737
Equity component of convertible debentures                               --       (405,195)     (388,259)
Net change as a result of recapitalization [c]                          657             --            --
Impact on shareholders' equity (end of year)                             --       (404,783)     (390,692)


Units

The Units issued on February 14, 2001 were accounted for as equity under Canadian GAAP for 2001 because of the existence of contingency as to the ultimate method of settlement, which is outside of the control of both the Company and the individual holders of such Units. Subsequent to February 4, 2002, the Units were accounted for as debt under Canadian GAAP as a result of the elimination of the deemed conversion provision [See Note 8].

[e] Supplementary information for U.S. GAAP purposes on stock-based compensation

As described in Note 3, effective January 1, 2002, the Company provides pro forma information regarding net income and earnings per share determined as if the Company had accounted for its employee stock options under the fair value method on a prospective basis. Under US GAAP, this disclosure is required for comparative periods. The fair value for these options was estimated using the same methodology and assumptions described in Note 3.

     For purposes of pro-forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. On a pro-forma basis the Company's net income for 2002 would decrease by $4.3 million, the net loss for 2001 would decrease by $0.7 million and the net loss for 2000 would increase by $5.4 million. The Company's pro-forma net income per share for 2002 would decrease by $0.01, for 2001 the net loss per share would decrease by $0.04 and for 2000 the net loss per share would increase by $0.35.

[f] FAS 130 "Comprehensive income"

U.S. GAAP establishes standards for reporting and display of comprehensive income (loss) and its components. Comprehensive income is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners. Under U.S. GAAP, all components of comprehensive income must be reported in the financial statements in the period in which they are recognized. A total amount for comprehensive income shall be displayed in the financial statements where the components of other comprehensive income are reported.


For the years ended December 31                                      2002          2001          2000

Net income (loss) under U.S. GAAP                                 113,627      (319,937)     (377,454)
Foreign currency translation adjustment                           113,774        43,198       (51,511)
Cumulative effect of change in accounting principle
   for derivatives and hedging activities                              --        (1,318)           --
Change in fair value of derivative financial instruments [g]       (2,014)       (5,443)           --
Comprehensive income (loss) under U.S. GAAP                       225,387      (283,500)     (428,965)


[g] Accounting for derivative instruments and hedging activities Effective

January 1, 2001, the Company adopted FAS 133, which established accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. In accordance with SFAS 133, hedges related to anticipated transactions are designated and documented at the inception of the respective hedge as cash flow hedges and evaluated for effectiveness quarterly. All derivatives, whether designated in hedging relationships or not, are required to be recorded on the balance sheet at fair value. If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and of the hedged item attributable to the hedged risk are recognized in earnings. If the derivative is designated as a cash flow hedge, the effective portions of changes in the fair value of the derivative are recorded in other comprehensive income net of tax and minority interest and are recognized in the income statement when the hedged item affects earnings. Ineffective portions of changes in the fair value of cash flow hedges are recognized in earnings. All of the Company's derivatives, which are described in Note 6, that are designated as hedges at December 31, 2002 are designated as cash flow hedges.

     For the years ended December 31, 2002 and 2001, respectively, the change in the fair value of the Company's cash flow hedges totalled $13.9 million and $30.8 million, of which $1.9 million and $9.5 million was reflected under Canadian and U.S. GAAP in income against the change in carrying value of the related hedged foreign currency debt. The remaining change in fair value, under U.S. GAAP was reflected in Other Comprehensive Income since the Company's assessment of the hedging relationship revealed no ineffectiveness. This remaining change, net of taxes and minority interest in 2002 and 2001 was $2.0 million and $6.8 million, including, for 2001, a cumulative effect adjustment of approximately $1.3 million as of January 1, 2001.

[h] Gain on forgiveness of debt

Under Canadian GAAP, the gain on the Senior Notes exchange was determined as the difference between the accreted value of the original debt net of unamortized deferred costs less the face value of the new debt and the cash payment of $50.0 million. Under U.S. GAAP, all future cash payments including interest and contingent additional payments relative to the 14% Notes specified by the terms are netted against the realized gain on forgiveness of debt. Thereafter, all cash payments under the terms of the 14% Notes will be accounted for as reductions of the carrying amount of the 14% Notes and no interest expense will be recognized on the 14% Notes for any period between the restructuring and maturity of the 14% Notes.

[i] Discontinued operations

Commencing January 1, 2002, the Company was required to adopt FASB Statement No. 144, Accounting for the impairment or disposal of Long Lived Assets ("FAS 144"). Under FAS 144, the discontinued operations of Brazilian joint ventures continued to be reported as continuing operations until the financial statements encompassing the date the decision to dispose of the operations were issued. The decision to dispose of the remaining Brazilian joint ventures occurred on March 5, 2002 and accordingly, these operations were presented as discontinued operations in the subsequent reporting periods starting in the three months ended March 31, 2002 whereas under Canadian GAAP, these operations were presented as discontinued operations for the year ended December 31, 2001. Consequently, the estimated exit costs and the loss resulting from the partial realization of the cumulative translation adjustment, which were recognized for Canadian GAAP in the year ended of December 31, 2001, were recognized in the current period under U.S. GAAP.

[j] SFAS 145

The Company has decided to early adopt SFAS 145, Rescission of FASB statement No. 4, 44 and 64, Amendment of FASB statement No. 13, and Technical Corrections. As a result, gains and losses from extinguishment of debt, restructuring and forgiveness should be classified as extraordinary items only if they meet the criteria in APB 30. Consequently, the gain on Recapitalization [see note c] and the gain on forgiveness of debt which occurred in 2001 were reported as income from continuing operations instead of extraordinary gains as it was previously reported. Furthermore, the loss incurred in 2002 related to the early extinguishment of MobiFon's syndicated senior credit facility was also reported as income from continuing operations as a result of the early adoption of SFAS
145. The Company has determined that these gains or losses do not qualify as extraordinary gains or losses.

[k] Reclassification

Certain comparative figures were reclassified as a result of the presentation of the Brazilian joint ventures as discontinued operations under U.S. GAAP (see
Note i) and the early adoption of SFAS 145 [Note j].

NOTE 18. COMPARATIVE FIGURES

Certain comparative figures were reclassified to conform to the presentation adopted in 2002.

FINANCIAL RETROSPECTIVE


Five-Year Review

(In thousands of U.S. dollars, except per share data)
                                                   2002          2001        2000        1999        1998

Revenues                                        694,454       526,225     354,052     251,825     178,508
Operating income (loss) before depreciation
   and amortization                             242,034       121,567       5,362      23,642     (17,690)
Depreciation and amortization                   154,448       122,008      90,384      62,159      44,486
Operating income (loss)                          87,586          (441)    (85,022)    (38,517)    (62,176)
Income (loss) from continuing operations         61,959       162,389     (19,672)    (74,641)    (99,896)
Loss from discontinued operations              (189,133)     (416,103)   (335,684)    (80,161)    (79,146)
Net loss
Basic earnings (loss) per share                (127,174)     (253,714)   (355,356)   (154,802)   (179,042)
   From continuing operations                      0.13          7.71       (2.83)      (5.43)      (7.18)
   From discontinued operations                   (0.42)       (24.00)     (21.58)      (5.47)      (5.69)
   Net loss                                       (0.29)       (16.29)     (24.41)     (10.90)     (12.87)
Diluted earning (loss) per share
   From continuing operations                      0.13          4.05       (2.83)      (5.43)      (7.18)
   From discontinued operations                   (0.42)       (10.33)     (21.58)      (5.47)      (5.69)
   Net loss                                       (0.29)        (6.28)     (24.41)     (10.90)     (12.87)
Total assets                                  1,450,303     1,906,666   3,294,165   2,486,892   2,145,000
Long-term debt (net of current maturities)      739,313       784,183   1,013,725     635,076     536,280
Shareholders' equity                             51,537       169,057      76,389      47,431     208,187


Quarterly Financial Data 2002


(In thousands of U.S. dollars, except per share data)
                                                  First        Second       Third       Fourth        Year

Revenues                                        146,802       165,982     185,209      196,461     694,454
Operating income before depreciation
    and amortization                             50,733        57,310      71,124       62,867     242,034
Depreciation and amortization                    34,104        35,347      40,750       44,247     154,448
Operating income                                 16,629        21,963      30,374       18,620      87,586
Income (loss) from continuing operations         39,521        39,868      (9,025)      (8,405)     61,959
Loss from discontinued operations                    --      (129,632)    (32,269)     (27,232)   (189,133)
Net income (loss)
Basic earnings (loss) per share                  39,521       (89,764)    (41,294)     (35,637)   (127,174)
   From continuing operations                      0.12          0.08       (0.02)       (0.01)       0.13
   From discontinued operations                      --         (0.26)      (0.06)       (0.05)      (0.42)
   Net income (loss)                               0.12         (0.18)      (0.08)       (0.06)      (0.29)
Diluted earning (loss) per share
   From continuing operations                      0.12          0.08       (0.02)       (0.01)       0.13
   From discontinued operations                      --         (0.26)      (0.06)       (0.05)      (0.42)
   Net income (loss)                               0.12         (0.18)      (0.08)       (0.06)      (0.29)


Quarterly Financial Data 2001


(In thousands of U.S. dollars, except per share data)
                                                  First        Second       Third       Fourth        Year

Revenues                                        106,675       122,408     139,433      157,709     526,225
Operating income before depreciation
   and amortization                              14,069        30,164      39,598       37,736     121,567
Depreciation and amortization                    27,024        28,831      31,165       34,988     122,008
Operating income (loss)                         (12,955)        1,333       8,433        2,748        (441)
Income (loss) from continuing operations        (20,878)      (18,074)    217,261      (15,920)    162,389
Loss from discontinued operations              (227,420)     (103,106)    (33,383)     (52,194)   (416,103)
Net Income (loss)                              (248,298)     (121,180)    183,878      (68,114)   (253,714)
Basic earnings (loss) per share
   From continuing operations                     (1.76)        (1.54)      12.87        (1.12)       7.71
   From discontinued operations                  (14.15)        (6.31)      (2.04)       (2.54)     (24.00)
   Net loss                                      (15.91)        (7.85)      10.83        (3.66)     (16.29)
Diluted earning (loss) per share
   From continuing operations                     (1.76)        (1.54)       3.26        (1.12)       4.05
   From discontinued operations                  (14.15)        (6.31)      (0.50)       (2.54)     (10.33)
   Net loss                                      (15.91)        (7.85)       2.76        (3.66)      (6.28)


Share Prices

                                                        2002                           2001
Toronto Stock Exchange (In Canadian dollars)   High     Low      Close     High        Low    Close

Per Common Share
   First quarter                               1.88    0.98       1.06    43.25      11.40    13.35
   Second quarter                              1.15    0.52       0.52    18.35       5.80     7.85
   Third quarter                               0.72    0.23       0.30    10.70       0.86     0.86
   Fourth quarter                              0.78    0.27       0.50     3.44       0.42     1.57



Nasdaq (in U.S. dollars)                       High     Low      Close     High        Low    Close

Per Common Share
   First quarter                               1.16    0.62       0.66    29.38       7.34     8.13
   Second quarter                              0.74    0.36       0.36    11.85       3.95     5.48
   Third quarter                               0.51    0.16       0.19     7.31       0.60     0.60
   Fourth quarter                              0.51    0.16       0.32     2.19       0.25     0.98


December 31, 2002
Number of Outstanding Common Shares          467,171,850
Number of Outstanding Preferred Shares        35,000,000
Stock Listing and Symbol
   Toronto Stock Exchange                            TIW
   Nasdaq Stock Exchange                            TIWI

OTHER INFORMATION

CORPORATE

TELESYSTEM INTERNATIONAL
WIRELESS INC.
1000 de La Gauchetiere Street West
16th floor
Montreal, Quebec  H3B 4W5
Canada
(514) 673-8497

TELESYSTEM (ANTILLES)
CORPORATION N.V.
Kaya W.F.G.
(Jombi) Mensing
Curacao
Netherlands Antilles
011 (599) 432 7590

TELESYSTEM INTERNATIONAL
WIRELESS CORPORATION N.V.
World Trade Center
Strawinskylaan 707
1077 XX Amsterdam
The Netherlands
31 (20) 305.09.80


PRINCIPAL
BUSINESS UNITS

CENTRAL/EASTERN EUROPE
CLEARWAVE N.V.
Head Office
World Trade Center
Strawinskylaan 707
1077 XX Amsterdam
The Netherlands
31 (20) 305.09.80

CESKY MOBIL A.S. (OSKAR)
Vinice
Vinohradska 167
100 00 Praha 10
Czech Republic
420 (2) 7117 1111

MOBIFON S.A. (CONNEX)
City Business Center
3 Nerva Traian Street
Complex M101
Sector 3
74228 Bucharest
Romania
40 (1) 302.10.00

BOARD OF DIRECTORS

CHAIRMAN
CHARLES SIROIS 2
Chairman and Chief Executive Officer
Telesystem Ltd.

DIRECTORS

DANIEL CYR 1
Senior Vice-President and
Chief Financial Officer
Telesystem Ltd.

JACQUES A. DROUIN 2
Managing Director and Canada Country Head based in London, England Lazard Brothers & Co. Limited

MARTIN FAFARD 1
Vice-President
CDP Capital Communications Inc.

MICHAEL R. HANNON 1
Partner
JPMorgan Partners, LLC

C. KENT JESPERSEN 1
Chairman
La Jolla Resources
International Ltd.

EVA LEE KWOK 2
Chair and Chief Executive Officer
Amara International
Investment Corp.

JONATHAN MEGGS 2
Partner
JPMorgan Partners Europe Ltd.

1 Member of the Audit Committee

2 Member of the Human Resources and Compensation Committee

CORPORATE OFFICERS

CHARLES SIROIS
Chairman

BRUNO DUCHARME
President and Chief Executive Officer

MARIO BERTRAND
President and Director
Telesystem (Antilles)
Corporation N.V.

ANDRE GAUTHIER
Vice-President and
Chief Financial Officer

JACQUES P. LANGEVIN
Senior Human Resources Officer

MARGRIET ZWARTS
General Counsel & Secretary

OPERATIONS HEADS

CENTRAL/EASTERN EUROPE
ALEXANDER TOLSTOY
President and Chief
Executive Officer
ClearWave N.V.
Chairman and Chief
Executive Officer
MobiFon S.A. and Cesky Mobil a.s.

EDWARD LATTIMORE
President and Chief
Operating Officer
MobiFon S.A.

KARLA D. STEPHENS
Chief Operating Officer
Cesky Mobil a.s.

INVESTOR RELATIONS

Telesystem International Wireless Inc.
1000 de La Gauchetiere Street West
16th floor
Montreal, Quebec
H3B 4W5
Canada
(514) 673-8497
www.tiw.ca

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the Common Shares in Canada is Computershare Trust Company of Canada, at its principal offices in Vancouver, Calgary, Toronto and Montreal. The transfer agent and registrar for the Common Shares in the United States is Computershare Trust Company Inc., at its principal office in Denver.

TRUSTEE

The trustee for the 14% Senior Guaranteed Notes and the 10 1/2% and 13 1/4% Senior Discount Notes is Bank of Nova Scotia Trust Company of New York, at its principal office in New York. The trustee for the 7% Equity Subordinated Debentures, the ESD Warrants 2003 and the Unit Warrants 2003 is Computershare Trust Company of Canada, at its principal office in Montreal.

STOCK EXCHANGE LISTINGS

The Corporation's Common Shares are listed on the Toronto Stock Exchange under the symbol TIW, and on the Nasdaq SmallCap Market(R) under the symbol TIWI. The Corporation's 7% Equity Subordinated Debentures and the ESD Warrants 2003 are listed on the Toronto Stock Exchange under their respective symbols TIW.DB.A and TIW.WT.

SECURITIES COMMISSION FILINGS

In addition to its annual report, the Corporation files a management proxy circular with the Canadian Securities Commissions. It also files a Form 20-F with the U.S. Securities and Exchange Commission and with the Canadian Securities Commissions.

AUDITORS

Ernst & Young L.L.P., Chartered Accountants
1 Place Ville-Marie
Suite 2400
Montreal, Quebec  H3B 3M9
Canada

ANNUAL MEETING

The annual meeting of Telesystem International Wireless Inc. will be held at 2:00 p.m. on Friday, May 2, 2003 at Le 1000, VIP Centre, 1000 de La Gauchetiere Street West, Mezzanine Level, Montreal, Quebec. Shareholders are invited to attend this meeting.

CONNEX and MobiFon are trandemarks of MobiFon S.A.
OSKAR is a trademark of Cesky Mobil a.s.

Pour obtenir un exemplaire de la version francaise du rapport annuel, veuillez communiquer avec le service des Relations avec les investisseurs.